EXHIBIT 2.8
EXECUTION VERSION
PURCHASE AND ASSUMPTION AGREEMENT
DATE:     July 1, 2009
PARTIES:
     First Financial Bank, N.A., Hamilton, Ohio            (the “Buyer”)
     Irwin Union Bank and Trust Company, Columbus, Indiana, and
     Irwin Union Realty, Inc., as owner of the Premises           (collectively, the “Seller”)
RECITALS:
     At the Closing (as hereinafter defined), Seller is willing to sell, and Buyer is willing to purchase, the Assets (as hereinafter defined), and Buyer is willing to assume and discharge the Liabilities (as hereinafter defined) upon the terms and subject to the conditions set forth in this Purchase and Assumption Agreement (the “Agreement”).
     Capitalized terms used herein have the respective meanings set forth on Annex I attached hereto.
AGREEMENTS:
     In consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Purchase and Sale of Assets.
     (a) At the Closing, subject to the terms and conditions hereof and on the basis of and subject to the representations, warranties, covenants and agreements herein contained, including the assumption by Buyer of the Liabilities, Seller will grant, sell, convey, assign, transfer and deliver to Buyer, and Buyer will buy, accept and receive from Seller, all of Seller’s right, title and interest, free and clear of all Liens (excluding Permitted Liens), in and to the following assets:
     (1) The real estate owned in fee by Seller and described in Schedule 1 and all improvements to such property purchased, installed or constructed by or on behalf of Seller and used in connection with the operation or maintenance of the Branches, including, without limitation, buildings, structures, parking facilities and drive-in teller facilities, (the “Premises”);

     (2) All of the personal property of Seller located at the Branches or affixed to the Premises, including, without limitation, the furniture, trade fixtures, equipment, shelving, on-premises ATMs, security systems, safe deposit boxes (including keys, but exclusive of contents), vaults, telephone numbers, sign structures (exclusive of signage containing any trade name, trademark or service mark, if any, of Seller), supplies (excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the Branches through the Closing Date) (collectively, the “Personal Property”). The Personal Property is set forth in Schedule 2 and shall be updated as of the Closing Date;
     (3) All cash on hand at the Branches, including, without limitation, vault and teller cash, petty cash, on-premises ATM cash, cash items in the process of collection, and cash equivalents held at the Branches (collectively, the “Cash on Hand”);
     (4) The security deposits on the Branch Lease (“Premises Security Deposits”);
     (5) Prepaid expenses, including rents and utilities, as set forth on Schedule 3, which Schedule 3 shall be updated as of the Closing Date (the “Prepaid Expenses”);
     (6) The Loans, including Accrued Interest, the collateral for the Loans, the Loan Files and Loan Documents and all servicing rights related to such Loans pursuant to Section 15(b);
     (7) The Branch Lease, Personal Property leases, licenses, contracts and other agreements identified on Schedule 5 that relate to the Branches (“Assigned Contracts”);
     (8) The Safe Deposit Agreements;
     (9) The Records;
     (10) The rights of action and claims related to the Assets and all rights of Seller under express or implied warranties given or made in connection with the Assets; and
     (11) The Additional Assets (as defined below), if any.
The foregoing assets in (1) through (11) will be referred to collectively as the “Assets.” Buyer shall succeed to all rights, title, benefits and interests in and to the Assets as of the Closing, and shall be entitled to receive all benefits therefrom from and after the Closing.
     (b) No later than two (2) Business Days prior to the Closing Date, Seller may agree to grant, sell, convey, assign, transfer and deliver to Buyer, and Buyer may agree to purchase and accept from Seller, such additional assets of Seller (“Additional Assets”) as the parties may mutually agree, on such terms and conditions (including, without limitation, the valuation thereof and appropriate representations and warranties with respect thereto) as may be mutually agreed upon by the parties and set forth on Schedule 6. Such additional consideration for any Additional Assets will be added to the Purchase Price. Seller will not grant, sell, assign, transfer or encumber and Buyer will not purchase any assets of Seller under this Agreement other than the Assets and any Additional Assets, if any.
     (c) Seller and Buyer hereby acknowledge and agree that, during the period between the execution of this Agreement and five (5) Business Days prior to the Closing Date, Seller, in its sole and absolute discretion, may add loans originated prior to the date of the execution of this Agreement to Schedule 4(a)(i) with such loans thereby becoming “Loans” for all purposes under this Agreement. Seller covenants and agrees, as soon as practicable following a request by Buyer, to provide Buyer with all loan agreements, loan documents and other relevant data (including, but not limited to, any facts, conditions, occurrences, changes and other matters that Seller may include on the Seller Disclosure Schedule as an exception to the representations and warranties as the same apply to such Loan) reasonably necessary to allow Buyer to determine, in its sole and absolute discretion, which loans, if any, shall be added to Schedule 4(a)(i) and thereby become “Loans” for all purposes under this Agreement. Buyer covenants and agrees, that as soon as reasonably practicable following such a determination by Buyer with respect to a particular loan or set of loans, that Buyer shall notify Seller of Buyer’s decision to add such loans to Schedule 4(a)(i) thereby becoming “Loans” for all purposes under this Agreement. At the time such new Loan is added to Schedule 4(a)(i) pursuant to this Section 1(c), the Seller Disclosure Schedule shall be updated to reflect any exceptions to the representations and warranties solely in connection with such new Loan and Section 1(e) below shall only apply to any Seller Loan Disclosure Update made by Seller after such time.
     (d) Through the period ending twenty-five (25) Business Days prior to the Closing Date (the “Loan Review Period”), Buyer shall have reasonable access pursuant to Section 16(l) and may review all Loans to identify in writing to Seller (1) any and all loans that were improperly or mistakenly classified as Loans as of the date of this Agreement due to their inclusion on Schedule 4(a)(i), or (2) any and all Loans that as of the date of the execution of this Agreement would entitle Buyer to indemnification (for purposes of this determination, ignoring the limitations on indemnification set forth in Section 20(e)) for Losses resulting from a breach of any of the representations or warranties set forth in Section 9(f) (for purposes of this determination, any such representation or warranty that is qualified by Material Adverse Effect, materiality or similar qualifier shall be read and given effect as if no such qualifier is contained therein) ((1) and (2) collectively, the “Excluded Loans”). Seller shall have ten (10) Business Days following the end of the Loan Review Period to cure any such breaches, if any, capable of cure identified in such notice provided by Buyer pursuant to (2) above (and in the event Seller cures any such breaches, the Loan(s) associated with such breach(es) shall not be deemed “Excluded Loans”). Following the end of such ten (10) Business Day period, Seller shall make adjustments to Schedule 4(a)(i) to remove the Excluded Loans therefrom, and make corresponding adjustments to the Purchase Price.
     (e) Notice of Developments.

     (1) From the date of this Agreement until the Closing Date, Seller shall, from time to time, provide Buyer with prompt written notice upon, and in any event within one (1) business day of, becoming aware of any facts, conditions, occurrences, changes and other matters that could reasonably be expected to cause a breach of any of the representations and warranties of Seller contained in Section 9(f) of this Agreement (each a “Seller Loan Disclosure Update”).
     (2) No later then fifteen (15) Business Days following the date the applicable Seller Loan Disclosure Update was provided to Buyer and, with respect to any Seller Loan Disclosure Update provided fifteen (15) Business Days prior to the Closing Date, no later then the close of business on the Business Day immediately preceding the Closing Date, Buyer may, in its sole and absolute discretion, notify Seller of its intention to exclude from the definition of “Loans,” and thereby the transactions contemplated by this Agreement, any and all Loans as to which such particular Seller Loan Disclosure Update, directly or indirectly, relates, impacts or is relevant to. Seller shall then have fourteen (14) calendar days following notice from Buyer (or such lesser period of time remaining between the receipt by Seller of notice from Buyer and the Business Day immediately preceding the Closing Date) to address those matters, if any, capable of being cured that are identified in the Seller Loan Disclosure Update such that thereafter they would not reasonably be expected to cause a breach .
i)	In Buyer’s reasonable judgment, if Seller adequately addresses said matters such that thereafter they would not reasonably be expected to cause a breach, then those Loan(s) to which the Seller Loan Disclosure Update in question relates shall not be removed from Schedule 4(a)(i) and therefore shall remain within the definition of “Loans,” which are to be acquired by Buyer pursuant to this Agreement.

ii)	In the event a Seller Loan Disclosure Update discloses matters not capable of being cured, or in Buyer’s reasonable judgment, if Seller does not adequately address a matter capable of being cured within the time period provided for above, then in Buyer’s sole and absolute discretion, Buyer may either (x) elect to acquire some or all of the Loans to which the Seller Loan Disclosure Update in question relates, or (y) remove such Loans from Schedule 4(a)(i), thereby removing them from the definition of “Loans,” which are to be acquired by Buyer pursuant to this Agreement, and make corresponding adjustments to the Purchase Price.
     (3) Unless the parties otherwise agree in writing, Seller shall not deliver any Seller Loan Disclosure Updates to the Buyer after the fifteenth (15th) Business Day prior to the Closing Date (the “Update Cut-Off Date”) and any such disclosure delivered to Buyer following the Update Cut-Off Date shall not be deemed to be a “Seller Loan Disclosure Update” for purposes of this Agreement.
     (4) Seller Loan Disclosure Updates shall not be deemed to be part of the Seller Disclosure Schedule for purposes of determining whether a breach of a representation or warranty has occurred or whether a party is entitled to indemnification under this Agreement.
     2. Assumption of Liabilities; Excluded Liabilities.
     (a) As of and after the Closing, subject to satisfaction of the terms and conditions hereof, including the transfer of the Assets to Buyer, Buyer will pay, perform and assume the following liabilities of Seller and will perform the following duties, responsibilities and obligations of Seller that are to be performed from and after the Closing Date:
     (1) the Deposit Liabilities, including IRA and Keogh Accounts to the extent contemplated by Section 2(c);
     (2) the special FDIC premium assessment as of June 30, 2009 that will be collected on September 30, 2009, but only with respect to the Deposit Liabilities;
     (3) the Assigned Contracts, if such Assigned Contracts are actually assigned to Buyer in accordance with their terms;
     (4) Funding commitments under the Loans, including, Unfunded Advances, and the servicing of the Loans;
     (5) The Safe Deposit Agreements;
     (6) The accrued liabilities, if any, described in Schedule 2(a)(6) (the “Accrued Liabilities”);
     (7) The obligations assumed by Buyer under Section 16(m) of this Agreement, which under no circumstance shall include any liability or obligation for any employment, change-in-control or other severance agreement or any payments under any Employee Benefit Plan of Seller and/or Seller Parent, including, but not limited to, bonus or incentive programs; and
     (8) Taxes Buyer is responsible for under Section 21 and any taxes with respect to the Assets or the Branches for any taxable period (or portion thereof) that begins after the Closing Date.
The foregoing liabilities set forth in (1) through (8) only will be referred to collectively as the “Liabilities.”
     (b) Notwithstanding anything to the contrary in this Agreement, other than the Liabilities, which Buyer is expressly assuming pursuant to this Agreement, Buyer shall not assume or be bound by any duties, responsibilities, obligations or liabilities of Seller, or of any of its Affiliates, of any kind or nature, known, unknown, contingent or otherwise, including, without limitation, (i) those attributable to any acts or omissions to act taken or omitted to be taken by Seller (or any of its Affiliates) prior to the Closing Date and any Legal Proceedings that arise as a result thereof; (ii) for any Seller or Seller Parent tax liability, including, but not limited to, interest and penalties required to be paid by Seller or its successor, except as provided herein; (iii) any obligation of Seller to indemnify any Person; (iv) for any liability of Seller or any Affiliate under this Agreement or for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby; (v) relating or arising out of any deposit excluded under the definition of Deposit Liabilities; (vi) those having to do with or related to the employment or other similar relationship between Seller and Seller Parent on the one hand and their current, former or prospective employees, officers, directors, consultants and other agents, on the other hand, including, but not limited to, those relating to termination of employment or refusal to hire, termination or severance payments, and compensation (including commission and incentive payments), and those occurring under or related to any Employee Benefit Plan of Seller or any of its ERISA Affiliates, and (vii) those arising from circumstances, events or conditions prior to the Closing Date and not expressly assumed hereunder (collectively the “Excluded Liabilities”).
     (c)
     (1) With respect to Deposit Liabilities in IRAs, Seller will use its reasonable best efforts to cooperate with Buyer in taking any action reasonably necessary to accomplish either the appointment of Buyer as successor custodian or the delegation to Buyer (or to an Affiliate of Buyer) of Seller’s authority and responsibility as custodian of all such IRAs, including, but not limited to, sending to the depositors thereof appropriate notices, cooperating with Buyer in soliciting consents from such depositors, and filing any appropriate applications with applicable regulatory authorities. If, notwithstanding the foregoing, as of the Closing Date, Buyer shall be unable to retain Deposit Liabilities in respect of an IRA, such Deposit Liabilities shall be deemed to be “Excluded Liabilities” for purposes of this Agreement.
     (2) With respect to Deposit Liabilities in Keogh Accounts, Seller will use reasonable best efforts to cooperate with Buyer to invite depositors thereof to direct a transfer of each such depositor’s Keogh Account and the related Deposit Liabilities to Buyer, as trustee thereof, and to adopt Buyer’s form of Keogh Master Plan as a successor to that of Seller.  Buyer will assume no Keogh Accounts unless Buyer has received the documents, to its satisfaction, necessary for such assumption at or before the Closing, and, if notwithstanding the foregoing, as of the Closing Date, Buyer shall be unable to retain Deposit Liabilities in respect of a Keogh Account, such Deposit Liabilities shall be deemed to be “Excluded Liabilities” for purposes of this Agreement.

     3. Calculation and Allocation of Purchase Price.
     (a) Purchase Price. Subject to Section 1 (with respect to Additional Assets and Excluded Loans), Section 3(b) and Section 3(d), the purchase price of the Assets (the “Purchase Price”) will be an amount equal to the sum of the following:
     (1) The lower of: (i) the aggregate amount of the Net Book Value of the Premises as of the last day of the month end immediately preceding the Closing Date, and (ii) the Appraised Value of the Premises;
     (2) The aggregate amount of the Net Book Value of the Personal Property as of the last day of the month end immediately preceding the Closing Date, provided, however that, with the exception of furniture, Buyer shall not be required to pay for any Personal Property located at the Shelbyville branch, and therefore the Net Book Value of such Personal Property shall not be included in the Purchase Price;
     (3) The aggregate amount of the Cash on Hand on the Closing Date;
     (4) The aggregate amount of the Premises Security Deposits;
     (5) The aggregate amount of the Prepaid Expenses as of the Closing Date;
     (6) The aggregate unpaid principal amount of the Loans, plus the aggregate amount of Accrued Interest, on the Closing Date; plus
     (7) The aggregate amount agreed upon by Seller and Buyer for the Additional Assets, if any.
     (b) Adjustments of Purchase Price.
     (1) Solely for purposes of facilitating the calculation of the cash due Buyer or Seller, as applicable, on the Closing Date, Seller shall provide to Buyer, five (5) Business Days prior to the Closing Date, the Draft Closing Statement.
     (2) On or before 12:00 noon E.D.T. on the thirtieth (30th) calendar day following the Closing Date (the “Adjustment Date”), Seller shall deliver to Buyer the Final Closing Statement and Seller shall make available to Buyer such work papers, schedules and other supporting data used to calculate and prepare the Final Closing Statement as may be requested by Buyer to enable Buyer to verify such determinations set forth in the Final Closing Statement.
     (3) If, within forty-five (45) calendar days following the date of receipt by Buyer of the Final Closing Statement, Buyer does not dispute any items contained in the Final Closing Statement or omitted therefrom, then the Final Closing Statement shall be final and binding upon the parties. In the event that Buyer disputes any items contained in the Final Closing Statement or omitted therefrom, such disputes shall be resolved in the following manner:
     (A) Buyer shall notify Seller, in writing (the “Notice of Disagreement”) of such dispute(s) within forty-five (45) calendar days after Buyer’s receipt of the Final Closing Statement, which notice shall specify in reasonable detail the nature of the dispute(s), indicating those specific items that are in dispute (the “Disputed Items”). All items that are not Disputed Items shall be final, binding and conclusive for all purposes hereunder.
     (B) During the 30-day period following Seller’s receipt of a Notice of Disagreement from Buyer, Seller and Buyer shall use commercially reasonable efforts to resolve any Disputed Items. If, at the end of such 30-day period, the parties have reached written agreement with respect to all matters covered by a Notice of Disagreement, the Final Closing Statement shall be adjusted to reflect such written agreement and shall become final and binding upon the parties hereto.
     (C) If, at the end of the 30-day period specified in subsection (b)(3)(B) above, Buyer and Seller shall have failed to reach a written agreement with respect to all or any portion of such Disputed Items (those Disputed Items that remain in dispute at the end of such period are the “Unresolved Changes”), then Buyer and Seller shall promptly refer the Unresolved Changes to a mutually agreeable nationally recognized independent certified public accounting firm (the “Firm”) to make a determination as to the subject matter of the Unresolved Changes. If Buyer and Seller fail to agree on a Firm within thirty (30) days after the end of the 30-day period specified in subsection (b)(3)(B) above, the Firm shall be selected by the American Arbitration Association. The Firm shall be directed to issue its written decision as promptly as practicable and in any event within thirty (30) days following the submission of the Unresolved Changes to the Firm for resolution, and such decision shall be final, binding and conclusive on the parties (the “Firm Determination”). Seller and Buyer each agree to fully cooperate with and provide any information requested by such Firm. In the event Unresolved Changes are submitted to the Firm for resolution as provided herein, the fees, charges and expenses of the Firm (the “Firm Expenses”) shall be borne and paid equally by Buyer and Seller.
     (4) On or before 12:00 noon E.D.T. on the fifth (5th) Business Day after the Adjusted Payment Amount shall have become final and binding or, in the case of a dispute, the date of the resolution of the dispute pursuant to subsection 3(b)(3) above, if the Adjusted Payment Amount is greater than the Estimated Payment Amount then Seller shall pay to Buyer an amount in dollars equal to such excess, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate, or if the Adjusted Payment Amount is less than the Estimated Payment Amount Buyer shall pay to

Seller an amount in dollars equal to such shortfall, plus interest on such shortfall from the Closing Date to but excluding the payment date, at the Federal Funds Rate. If a payment is owed to Buyer pursuant to this Section 3(b)(4), such payment of the Adjusted Payment Amount shall be effected first, by release of funds held by the Escrow Agent in the Escrow Account, and second by wire transfer of immediately available funds from Seller to an account designated in writing by the Buyer within five (5) Business Days after the determination thereof. If a payment is owed to Seller pursuant to this Section 3(b)(4), such payment of the Adjusted Payment Amount shall be made by wire transfer of immediately available funds from Buyer to an account designated in writing by Seller within five (5) Business Days after the determination thereof.
     (c) Allocation of the Purchase Price.
     (1) Buyer shall prepare a proposed allocation of the Purchase Price among the Assets in accordance with Section 1060 of the Code, which proposed allocation shall be delivered to Seller for review and comment within sixty (60) days following the Closing Date (“Proposed Allocation Statement”). Seller shall provide to Buyer in writing within ten (10) days of the receipt of such Proposed Allocation Statement any objections thereto.
     (2) If, within ten (10) days following the receipt of the Proposed Allocation Statement, Seller does not dispute any items contained in the Proposed Allocation Statement, then the Proposed Allocation Statement shall be final and binding upon the parties (“Final Allocation Determination”). In the event that Seller disputes any items contained in the Proposed Allocation Statement, such disputes shall be resolved in the following manner:
     (A) Seller shall notify Buyer in writing (the “Notice of Allocation Disagreement”) of such dispute within ten (10) days following Seller’s receipt of the Proposed Allocation Statement, which notice shall specify in reasonable detail the nature of the dispute, indicating those specific items that are in dispute (the “Seller Disputed Items”). All items that are not Seller Disputed Items shall be final, binding and conclusive for all purposes hereunder.
     (B) During the 15-day period following Buyer’s receipt of a Notice of Allocation Disagreement, Seller and Buyer shall use commercially reasonable efforts to resolve any Seller Disputed Items. If, at the end of such 15-day period, the parties have reached written agreement with respect to all matters covered by a Notice of Allocation Disagreement, the Proposed Allocation Statement shall be adjusted to reflect such written agreement and shall become the Final Allocation Determination.
     (C) If, at the end of the 15-day period specified in subsection (c)(2)(B) above, Buyer and Seller shall have failed to reach a written agreement with respect to all or any portion of such Seller Disputed Items

(those Seller Disputed Items that remain in dispute at the end of such period are the “Unresolved Allocation Changes”), then Buyer and Seller shall promptly refer the Unresolved Allocation Changes to a mutually agreeable Firm to make a determination as to the subject matter of the Unresolved Allocation Changes. If Buyer and Seller fail to agree on a Firm within 15 days after the end of the 15-day period specified in subsection (c)(2)(B) above, the Firm shall be selected by the American Arbitration Association. The Firm shall issue its written decision as promptly as practicable and in any event within 15 days following the submission of the Unresolved Allocation Changes to the Firm for resolution, and such decision shall be final, binding and conclusive on the parties and become the Final Allocation Determination. In the event Unresolved Allocation Changes are submitted to the Firm for resolution as provided herein, the costs of engaging the Firm shall be paid by Buyer and Seller equally.
     (3) Buyer and Seller and their Affiliates shall file all tax returns (including, but not limited to, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Final Allocation Determination. Seller shall use commercially reasonably efforts to deliver to Buyer all such documents and other information as Buyer may reasonably request in order to prepare the Proposed Allocation Statement contemplated by subsection 3(c)(1) above and any tax returns for taxable periods beginning on or after the Closing Date. No party shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such Final Allocation Determination, unless required to do so by applicable Legal Requirement.
     (d) Proration; Other Closing Date Adjustments.
     (1) Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Branches for its own account until 11:59 p.m., E.D.T., on the Closing Date, and that Buyer shall operate the Branches, hold the Assets and assume the Liabilities for its own account after the Closing Date.  Thus, except as otherwise specifically provided for in this Agreement, items of income and expense shall be prorated as of 11:59 p.m., E.D.T, on the Closing Date, and settled between Seller and Buyer on the Closing Date, whether or not such adjustment would normally be made as of such time.  Items of proration will be handled at the Closing as an adjustment to the Purchase Price unless otherwise agreed by the parties hereto.
     (2) For purposes of this Agreement, items of proration and other adjustments shall include, but not be limited to:  (i) rental payments under the Branch Lease; (ii) personal and real property Taxes and assessments; (iii) other Prepaid Expenses and items and accrued but unpaid liabilities, as of the close of business on the Closing Date; and (iv) safe deposit rental payments previously received by Seller.

     4. Payment of the Purchase Price.
     (a) At the Closing, (i) if the Estimated Payment Amount as set forth on the Draft Closing Statement is a positive amount, Seller shall pay to Buyer an amount in dollars equal to such positive amount, or (ii) if the Estimated Payment Amount as set forth on the Draft Closing Statement is a negative amount, Buyer shall pay to Seller an amount in dollars equal to the absolute value of such negative amount.
     (b) All payments to be made hereunder by one party to the other shall be made by wire transfer of immediately available funds (to such account as the appropriate party shall advise not later than two (2) Business Days prior to the Closing Date) on or before 12:00 noon E.D.T on the date of payment.
     (c) At the Closing, Seller shall deposit the Escrow Amount into the Escrow Account which shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement, with one half of the Escrow Amount to be held for a term of twelve (12) months, and with one half of the Escrow Amount to be held for a term of twenty-four (24) months, each such period commencing on the Closing Date.
     (d) If any instrument of transfer contemplated herein shall be recorded in any public record before the Closing and thereafter the Closing does not occur, then at the request of such transferring party the other party will deliver (or execute and deliver) such instruments and take such other action as such transferring party shall reasonably request to revoke such purported transfer.
     5. Closing.
     (a) The consummation of the transactions contemplated by this Agreement (the “Closing”) will be held at Buyer’s offices at 4000 Smith Road, Suite 400, Cincinnati, Ohio 45209, as soon as reasonably practicable following the satisfaction or, where legally permitted, the waiver of the conditions set forth in Section 7 and Section 8. The Closing may occur on August 31, 2009 or September 14, 2009 at Buyer’s option and with the consent of Seller, and in no event later than October 31, 2009 or such later date as may be mutually agreed to by the Parties (such date, the “Closing Date”).
     (b) Unless the parties agree pursuant to Section 16(b) that the conversion of the data processing with respect to the Branches and the Assets and Liabilities will be performed other than on the weekend immediately following the Closing Date, the Closing Date shall be on a Friday and the conversion will be completed prior to the opening of business on the following Monday.
     6. Buyer’s and Seller’s Closing Deliverables.
     (a) At the Closing, Seller shall deliver to Buyer the following:
     (1) The deeds and all other instruments of conveyance as may be necessary to sell, transfer and convey all right, title and interest in and to the Premises to Buyer;

     (2) A bill of sale substantially in the form of Exhibit A attached hereto pursuant to which the Personal Property shall be transferred to Buyer;
     (3) Subject to Section 19, a lease assignment and assumption agreement substantially in the form of Exhibit B attached hereto, with respect to each of the Branch Lease (the “Lease Assignments”);
     (4) The Assigned Contracts, Required Consents and other written agreements, contracts, leases and other documentation that relate to the Assets and Liabilities and the Safe Deposit Agreements;
     (5) A certificate duly executed by the Secretary of Seller pursuant to which such officer shall certify to (i) the due adoption by Seller’s board of directors of resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the taking of all actions contemplated hereby, and (ii) the incumbency and true signatures of those officers of Seller duly authorized to act on its behalf in connection with the transaction contemplated by this Agreement and to execute and deliver this Agreement and the taking of all actions contemplated hereby on behalf of Seller;
     (6) The Records;
     (7) Such instruments of assumption of Liabilities as are required to effectively assign and transfer the obligations for the Liabilities to the Buyer and for Buyer to assume those Liabilities as provided herein, including, without limitation, an assignment and assumption agreement in substantially the form set forth on Exhibit C attached hereto with respect to the Liabilities, duly executed by Seller (the “Assignment and Assumption Agreement”);
     (8) A bring-down of Schedule 4(a)(i) and Schedule 8;
     (9) Seller’s resignation as trustee or custodian, as applicable, with respect to each IRA and/or Keogh Accounts, which is part of the Deposit Liabilities and designation of Buyer as successor trustee or custodian with respect thereto, as contemplated by Sections 2(c);
     (10) The certificate of Seller’s Chief Executive Officer required by Section 8(f);
     (11) The Draft Closing Statement (which shall have been furnished to Buyer no later than the fifth Business Day prior to the Closing Date);
     (12) Originals or copies of the Branch Lease fully executed by each party thereto;
     (13) Executed consents of the landlords and lessors, as applicable, necessary to assign the Branch Lease to Buyer, subject to Section 19 hereof;
     (14) Executed copies of the Unconditional Releases;

     (15) A power of attorney in substantially the form of Exhibit D attached hereto;
     (16) An ALTA form of owner policy of title insurance issued by the Title Company for the Premises, naming Buyer as insured having an effective date as of the Closing Date, in form and substance in accordance with Section 16(q);
     (17) A certification of non-foreign status meeting the requirements of Treasury Regulation 1.1445-2(b)(2), duly executed and acknowledged substantially in the form of the sample certificates set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv);
     (18) Cash On Hand;
     (19) Estimated Payment Amount, if any;
     (20) A complete set of keys for each Branch, including but not limited to keys for safe deposit boxes, vaults and automated teller machines and combinations for all combination locks, appropriately tagged for identification and any vault manuals or specifications with respect to vaults and automated teller machines, together with a schedule listing same;
     (21) A list, certified to by an authorized officer of Seller (acting in his or her capacity as an officer of Seller and not as an individual), setting forth all garnishments, similar court orders, tax liens and orders of any Governmental Entity in effect with respect to the Deposit Liabilities;
     (22) A payoff letter from the FHLB (in form and substance reasonably satisfactory to Buyer) confirming that upon receipt of funds owed the FHLB and securing the FHLB Pledged Loans, the FHLB releases its liens and security interests in the FHLB Pledged Loans and authorizes release of the Loan Documents relating to such FHLB Pledged Loans.
     (23) If any of the Loans are pledged to the FR, a payoff letter from the FR (in form and substance reasonably satisfactory to Buyer) confirming that upon receipt of funds owed the FR and securing the FR Pledged Loans, the FR releases its liens and security interests in the FR Pledged Loans and authorizes release of the Loan Documents relating to such FR Pledged Loans.
     (24) Such other Assets as shall be capable of physical delivery; and
     (25) Such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.

     (b) At the Closing, Buyer will deliver to Seller the following:
     (1) Certified copies of resolutions of Buyer’s board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth in this Agreement;
     (2) Such instruments of assumption of Liabilities as are required to effectively assign and transfer the obligations for the Liabilities to the Buyer and for Buyer to assume those Liabilities as provided herein, including, without limitation, the Assignment and Assumption Agreement, duly executed by Buyer;
     (3) The certificate of Buyer’s Chief Executive Officer as required by Section 7(f);
     (4) Evidence of the Buyer Regulatory Approvals and the satisfaction of all required conditions of such Buyer Regulatory Approvals;
     (5) Buyer’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA and/or Keogh Accounts, which are part of the Deposit Liabilities and the assumption of the fiduciary obligations of the trustee or custodian with respect thereto, as contemplated by Section 2(c);
     (6) the Estimated Payment Amount, if any; and
     (7) Such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.
     (c) Loan Documents and Loan Files.
     (1) Not later than three (3) Business Days following the Closing Date, Seller shall deliver to Buyer or its designee the Loan Files and Loan Documents (reasonably organized and cataloged), in imaged format, and no later than ten (10) Business Days following the Closing Date, Seller shall deliver to Buyer or its designee the original hard copies of the Loan Agreements and Loan Documents (reasonably organized and cataloged). In addition, the parties agree that the information, promissory notes, other Loan Documents, Loan Agreements and other documents or instruments necessary to complete the deliveries in Section 6(a)(7) may not be available until immediately prior to or after the Closing. Accordingly, upon completion of the documents or instruments necessary to complete the deliveries in Section 6(a)(7) and delivery of same to Seller, Seller agrees to promptly execute such documents and to deliver same to Buyer as expediently as possible, but in no event later than five (5) Business Days after Seller’s receipt of same. The parties hereto agree that failure to timely transfer the Loan Agreement, Loan Documents and the documents and instruments necessary to complete the deliveries in Section 6(a)(7) as set forth herein, shall entitle Buyer to exercise its rights and remedies under this Agreement, and under applicable law. Seller shall have no responsibility or liability for the Loan Files and Loan Documents from and after the time such files are delivered by Seller to Buyer or to an independent third party designated by Buyer for shipment to Buyer. Seller shall not be responsible for the cost of delivering any Loan Files or Loan Documents located at the Branches at the Closing to any other location designated by the Buyer. Buyer and Seller shall share equally in the cost of delivering any and all Loan Files or Loan Documents that must be shipped to the Branches in connection with the Closing.
     (2) Promptly upon execution of this Agreement, Buyer shall provide Seller in writing with the exact name to which the Loans are to be endorsed, or whether any Loans should be endorsed in blank. Seller will use its reasonable best efforts to complete such endorsements and deliver the Loan Documents, along with appropriate assignments of real property security instruments in recordable form and assignments of financing statements, at the Closing.
     (d) Collateral Assignments and Filing. Seller shall take all such reasonable actions as requested by Buyer to assist Buyer in obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Buyer or its designated assignee as secured party. Any such action shall be at the sole expense of Buyer, and Buyer shall reimburse Seller for all reasonable third party costs incurred in connection therewith.
     (e) Premises Filings. On the Closing Date, Seller and Buyer shall file or record, or cause to be filed or recorded, any and all documents necessary in order that the legal and equitable title to Premises as provided herein be duly vested in Buyer.
     7. Conditions Precedent to Seller’s Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are, at the option of Seller, subject to the following conditions precedent that, at or before Closing:
     (a) The Buyer Regulatory Approvals shall have been made or obtained and shall remain in full force and effect, and all statutory waiting periods applicable to the transactions contemplated hereby shall have expired or terminated;
     (b) Buyer shall have duly and timely performed its covenants and agreements required by this Agreement to be performed on or prior to the Closing Date in all material respects;
     (c) Each of the representations and warranties of Buyer contained or referred to in this Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, at the Closing as though made at the Closing (except to the extent such representations and warranties speak of an earlier date);
     (d) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order (whether temporary, preliminary or permanent), which is in effect and which prohibits or makes illegal, or materially restricts, the consummation of the transactions contemplated by this Agreement or materially alters the terms of this Agreement;

     (e) No Legal Proceedings shall have been instituted against Buyer or Seller where the determination of liability against such party would reasonably be expected to have a Material Adverse Effect or a material and adverse effect on the ability of such party to consummate the transactions contemplated by this Agreement; and
     (f) There shall have been delivered to Seller a certificate confirming items (a)-(c) above, dated as of the Closing Date, and signed on behalf of the Buyer by its Chief Executive Officer.
     8. Conditions Precedent to Buyer’s Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement are, at the option of Buyer, subject to the following conditions precedent that, at or before Closing:
     (a) The Seller Regulatory Notices shall have been made or obtained and shall remain in full force and effect, and all statutory waiting periods applicable to the transactions contemplated hereby shall have expired or terminated, and no such Seller Regulatory Approval shall have resulted in the imposition of a Materially Burdensome Regulatory Condition;
     (b) Seller shall have duly and timely performed its covenants and agreements required by this Agreement to be performed by Seller on or prior to the Closing Date in all material respects;
     (c) Each of the representations and warranties of Seller contained or referred to in this Agreement that are qualified as to materiality shall be true and correct and any such representations and warranties that are not so qualified shall be true and correct in all material respects, in each case, at the Closing as though made at the Closing (except to the extent such representations and warranties speak of an earlier date);
     (d) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Legal Requirement or Order (whether temporary, preliminary or permanent), which is in effect and which prohibits or makes illegal, or materially impacts, the consummation of the transactions contemplated by this Agreement or materially alters the terms of this Agreement;
     (e) No Legal Proceedings shall have been instituted against Buyer or Seller where the determination of liability against such party would reasonably be expected to have a Material Adverse Effect or a material and adverse effect on the ability of such party to consummate the transactions contemplated by this Agreement;
     (f) There shall have been delivered to Buyer a certificate confirming items (a)-(c) above, dated as of the Closing Date, and signed on behalf of the Seller by its Chief Executive Officer;
     (g)
     (1) Buyer shall have obtained a Phase I Environmental Site Assessment report (“Buyer’s Phase I Report”), which shall be at Buyer’s expense, prepared after the date hereof. Buyer shall report to Seller the results of the Buyer’s Phase I Report, together with any objections (an “Objection”) to any matter related to the environmental condition of the Premises or the Branches (other than information made available to Buyer by Seller prior to the date of this Agreement) that Buyer reasonably believes could, individually, or in the aggregate, (i) materially and adversely affect Buyer’s continued use of the Premises or the Branches as a branch, or (ii) have a Material Adverse Effect on Buyer. Buyer shall provide the report together with any Objections to Seller no later than forty-five calendar days after the date of this Agreement. If Buyer raises any Objections, Seller and Buyer shall address such Objection as set forth in subsection (2) below.
     (2) If Buyer discovers any Objections that would, individually or in the aggregate, require the expenditure of $100,000 or more to remediate, as determined by Buyer in its reasonable discretion, Buyer shall promptly give written notice thereof to Seller describing the Objection or Objections in detail and Seller shall have the obligation to pay up to the sum of $100,000 to cure such Objection(s) prior to the Closing, if cure is reasonably possible. If Seller is unable or unwilling to cure any such Objection to Buyer’s reasonable satisfaction, then in Buyer’s sole and absolute discretion, and upon written notice to Seller, such notice to be received by Seller no later than ten (10) calendar days after Buyer is notified in writing of Seller’s inability or unwillingness to cure any such Objection: (a) Buyer shall receive title or a leasehold interest in the Premises or Branch Lease, respectively, in their then existing condition with a corresponding adjustment to the Purchase Price that is mutually agreeable to both parties, provided, that any such adjustment to Purchase Price shall not exceed $100,000, or (b) Buyer may terminate this Agreement, or (c) Seller shall keep title to the Premises related to such Objection(s) and Buyer may lease such Premises from Seller on terms mutually agreeable to both parties with a corresponding mutually agreeable adjustment to the Purchase Price.
     (h) All Title Objections shall have been cured, waived by Buyer or become an Insured Exception, in each case, as contemplated by Section 16(q); and
     (i) In the aggregate, the amount of principal and accrued interest outstanding on the Loans as of the Closing Date must exceed the Loan Floor.
     (j) Seller shall have delivered the closing deliverables set forth in Section 6(a).
     9. Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows, subject to the exceptions disclosed in writing in the Seller Disclosure Schedule and delivered as of the date hereof:
     (a) Corporate Organization. Seller is an Indiana state chartered commercial bank and trust company duly organized and validly existing under the laws of the State of Indiana, and is entitled to own its properties where such properties are now owned and operated and has the requisite power and authority to conduct its business as now being conducted at the Branches. Seller is an insured depository institution pursuant to the provisions of the Federal Deposit Insurance Act, as amended.
     (b) Financial Statements; Call Reports. The Seller has previously provided or, as applicable, will provide, to Buyer true, correct and complete copies of:
     (1) The audited consolidated balance sheets of Seller Parent as of December 31, 2008 and 2007 and the related audited consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007, inclusive (collectively the “Audited Financial Statements”), accompanied by the audit report of Ernst & Young LLP;
     (2) The unaudited consolidated balance sheets of Seller Parent as of March 31, 2009 and the related unaudited consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the period ended March 31, 2009 and the unaudited consolidated balance sheets of Seller and Seller Parent and the related unaudited consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows of Seller Parent for each calendar quarter ended between March 31, 2009 and the Closing Date (collectively the “Unaudited Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”);
     (3) The December 31, 2008 Call Report of the Seller and the Call Report of the Seller for each calendar quarter ended between December 31, 2008 and the Closing Date submitted to the Board of Governors of the Federal Reserve System (collectively the “Reports”).
     The Financial Statements and the Reports were prepared on a consistent basis and, with respect to the Financial Statements, in accordance with GAAP (subject, in the case of the Unaudited Financial Statements, to recurring audit adjustments, normal in nature and not material in amount, and the absence of notes to the financial statements). The Financial Statements and the Reports fairly and accurately present the financial condition and results of operations of Seller Parent and Seller in all material respects for their respective fiscal periods or as of their respective dates, are correct and complete and are consistent with the books and records of Seller Parent and Seller. The books and records of Seller Parent and Seller are correct and complete in all material respects, and have been, and are being, maintained in all material respects in accordance with GAAP and any other Legal Requirement and accounting requirements.
     (c) Title to Assets. Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Assets, and the Assets are not subject to any Lien other than Permitted Liens. Subject to and upon the execution of the documents of transfer, conveyance and assignment by Seller as provided herein at the Closing, and the receipt of the consents and approvals as set forth herein, Seller has the right to sell, convey, transfer, assign and deliver to Buyer all of Seller’s right, title and interest in and to the Assets free and clear of any Lien other than Permitted Liens and subject to the terms and conditions hereof, on the Closing Date, Buyer will acquire good and marketable title to all of the Assets free and clear of any Lien other than Permitted Liens.
     (d) Premises. Other than the Premises, the Assets do not include any ownership interest in real property. The Premises constitute all of the real estate owned or leased by Seller on which Seller maintains the Branches.
     (e) Environmental Matters.
     (1) The Premises have been operated by Seller in material compliance with all Applicable Environmental Laws, including but not limited to Legal Requirements relating to the use, handling, release, storage and disposal of Hazardous Substances. Seller has not, in violation of any Legal Requirement, used, handled, stored or disposed of Hazardous Substances on the Premises or elsewhere, nor has Seller, in violation of any Legal Requirement, discharged or released any Hazardous Substances upon the Premises or elsewhere, in violation of any Applicable Environmental Laws or that would require remedial action or otherwise impose liability. To Seller’s Knowledge, and except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, no other party has, in violation of any Legal Requirement, engaged in any such use, handling, storage, disposal, discharge or release of any Hazardous Substance on the Premises. To Seller’s Knowledge, except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, the Premises have been and are free of any Hazardous Substances, soil, soil vapor, and groundwater contamination in violation of any Legal Requirement, or any underground or above-ground storage tanks, disposal pits, landfills, surface impoundments, clarifiers, leachfields, septic tanks, and wells.
     (2) Seller has maintained secured creditor liability exemptions pursuant to 42 U.S.C. § 9601(20) and similar laws under applicable states’ statutes, including but not limited to not participating in management nor otherwise “controlling” or “directing” any borrower such that Seller would be subject to any liability with respect to any environmental matters in connection with any security, borrower’s operations or any borrower’s property; and Seller has not foreclosed on a loan or taken over security in a manner that would result in liability under Environmental Laws, including but not limited to that it has taken “reasonable steps” to divest itself of any such properties at the earliest practicable, commercially reasonable time, on commercially reasonable terms.
     (3) Except as set forth in Schedule 9(e) of the Seller Disclosure Schedule, there are no legal, administrative, arbitration or other proceedings, lawsuits, notices of violations, claims, actions, causes of action, environmental investigations or remediation activities, private or governmental, of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on the Seller of any liability or obligation under any Applicable Environmental Laws, pending or, to the Knowledge of the Seller, threatened against the Seller. To the Knowledge of the Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation on the Seller. Neither the Seller nor the

Premises is subject to any agreement, order, award, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency, arbitrator, or third party imposing any unsatisfied liability or unmet obligation pursuant to or under any Applicable Environmental Laws.
     (f) Loans.
     (1) All Loans have been made and maintained (including the risk rating of the Loans) in the ordinary course of business, in accordance with Seller’s customary lending standards and written loan policies and in compliance with all applicable Legal Requirements. No Loan is usurious and each Loan either meets or is exempt from any usury laws or regulations. With respect to the Loans, Seller has complied in all material respects with any applicable federal or state laws, regulations or other requirements on consumer credit, equal credit opportunity and truth-in-lending.
     (2) Seller’s loan files for the Loans (the “Loan Files”) contain all originally executed notes, leases and other evidences of any indebtedness, including without limitation all originally executed loan agreements, loan participation agreements and certificates, control agreements, security agreements, mortgages, guarantees, UCC financing statements and similar documents evidencing collateral or other financial accommodations relating to the Loans (the “Loan Documents”). The Loan Files accurately reflect the payment history through the applicable date thereof, the outstanding balance of the Loan, as of the date indicated therein, and all receipts pertaining to the Loan, from the Obligor(s) thereof and all credits to which such Obligor(s) are entitled as of the date indicated therein.
     (3) No taxes or other liability of Seller shall accrue against or be collected from Buyer out of any Loan by reason of the purchase thereof by Buyer. Seller has paid or caused to be paid any and all license, franchise, intangible, stamp or other tax or fee due and owing to any state where a Loan originated, or any political subdivision thereof, arising from or relating to the acquisition, collection or holding of any Loan by the Seller.
     (4) Neither Seller nor any of its agents, officers, employees or representatives has been guilty of any civil or criminal fraud with respect to the creation of any Loan or with respect to the transfer, assignment and sale of the same to Buyer hereunder.
     (5) No Loan is (i) thirty (30) days or more past due in the payment of any required principal or interest, (ii) on non-accrual status, (iii) classified, or (iv) otherwise an Excepted Loan. All Loan Documents are correct in amount. To the Knowledge of Seller, the Loan Documents contain genuine signatures of the parties thereto, including, but not limited to makers and endorsers and of Seller. The Loan Documents are supported by adequate consideration and are enforceable by Buyer or its successors and assigns in accordance with their respective terms (except as such enforceability may be limited by bankruptcy or creditors’ relief laws of general application), represent the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such Person referred to as an “Obligor”) thereunder, and are evidenced by legal, valid and binding instruments executed by the Obligor, each of which at the time of such execution had, to the Knowledge of Seller, capacity to contract, and none of the obligations represented by the Loan Documents have been modified, subordinated, altered, forgiven, discharged or otherwise disposed of except as indicated by the Loan Documents and contained among the Loan Files, as applicable, or as a result of bankruptcy or other debtor’s relief laws of general application. No Obligor has any right of rescission pursuant to the Truth in Lending Act or other Legal Requirement which has not expired or otherwise terminated. To the Knowledge of Seller, no maker, signatory or guarantor on any Loan is in bankruptcy and none of the Loans are subject to any offsets or claims of offset, or claims of other liability on the part of Seller.
     (6) Except for FHA loans, no Loans have been sold subject to an agreement to repurchase.
     (7) The servicing practices of Seller used with respect to the Loans have been prudent, safe and sound servicing practices and consistent with commercially reasonable practices in the industry and have been in compliance in all material respects with all Legal Requirements.
     (8) No borrower, customer or other party in connection with the Loans has notified Seller, or has asserted against Seller, in each case in writing, any “lender liability” or similar claim.
     (9) Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, the Seller has made no commitment to make or modify the terms and conditions of any Loan other than as set forth in the Loan Files. Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, no Obligor under any Loan is entitled to any further advances of loan proceeds. As of the Closing, no Loan is cross-collateralized with any other loan. Any insurance with respect to any Loan is in full force and effect and Seller has complied with all applicable provisions of any insurance contract or applicable Legal Requirement with respect to such insurance.
     (10) With respect to any Loan secured by real property:
i)	the mortgage is a valid and subsisting lien on the property described in it;

ii)	the mortgaged property is free and clear of all encumbrances and liens having priority over the mortgage except for senior loans described in the Loan Documents and liens for real estate taxes and special assessments, that are not yet due and payable;

iii)	the Loan Documents include either an opinion of counsel or a mortgage title insurance policy insuring the mortgage and such title insurance policy is on a current ALTA form (or other generally acceptable form) issued by a generally acceptable insurance company;

iv)	at the time of origination, the mortgaged property was, and Seller has not received written notification that the mortgaged property is not, free and clear of all mechanic’s liens, materialmen’s liens or similar types of liens or the mortgage title insurance policy provides Buyer with substantially the same protection as this warrant;

v)	all taxes, government assessments, insurance premiums, water, sewer and municipal charges, leasehold payment or ground rents that have become due and payable with respect to the mortgaged property have been paid or an escrow of funds sufficient to pay them has been established;

vi)	Seller has no Knowledge that any improvement on the mortgaged property is in violation of any applicable zoning law or regulation;

vii)	Except as set forth on Schedule 9(f) of the Seller Disclosure Schedule, Seller has no Knowledge that the mortgaged property is damaged by fire, wind or other cause of loss and there are no proceedings pending for the partial or total condemnation of the property;

viii)	to Seller’s Knowledge, any improvements that are included in the appraised value of the mortgaged property are totally within the property’s boundaries and building restriction lines and no improvements on adjoining property encroach on the mortgaged property;

ix)	if the Loan is secured by a single family residence and was closed on legal documents other than the current Fannie Mae/Freddie Mac uniform instruments, then with respect to each such Loan, Seller hereby makes the representations and warranties contained in Section A2-2.1-03 of Chapter A2-2 of the Fannie Mae Single Family 2009 Selling Guide;

x)	except as set forth on Schedule 9(f)(x) of the Seller Disclosure Schedule, a casualty insurance policy on the mortgaged property is in effect, which is written by a generally acceptable insurance company and provides fire and extended coverages for an amount at least equal to the amount required by Seller’s loan policies, and, provided, that with respect to the mortgaged properties listed on Schedule 9(f)(x) of the Seller

Disclosure Schedule, Seller shall have thirty (30) days from the execution of this Agreement to obtain such casualty insurance, and in the event and to the extent Seller does not obtain casualty insurance with respect to a mortgaged property listed on Schedule 9(f)(x) of the Seller Disclosure Schedule within thirty (30) days of the execution of this Agreement, such mortgaged properties shall be deemed not to be listed on Schedule 9(f)(x) of the Seller Disclosure Schedule (for purposes of determining whether a breach has occurred and for purposes of calculating the amount of the damages) and therefore Seller shall be liable to Buyer for any Losses that result from the breach of this representation and warranty with respect to such mortgaged properties in accordance with Section 20 of this Agreement;

xi)	except as set forth on Schedule 9(f)(xi) of the Seller Disclosure Schedule, a flood insurance policy written by a generally acceptable insurance company, which policy meets current guidelines of the Federal Insurance Administration and is for an amount at least equal to the amount required by Seller’s loan policies, is in effect on the mortgaged property if any part of it is in an area listed in the Federal Register by the Federal Emergency Management Agency as an area with special flood hazards, and if insurance is available, and, provided, that with respect to the mortgaged properties listed on Schedule 9(f)(xi) of the Seller Disclosure Schedule, Seller shall have thirty (30) days from the execution of this Agreement to obtain such flood insurance, and in the event and to the extent Seller does not obtain flood insurance with respect to a mortgaged property listed on Schedule 9(f)(xi) of the Seller Disclosure Schedule within thirty (30) days of the execution of this Agreement, such mortgaged properties shall be deemed not to be listed on Schedule 9(f)(xi) of the Seller Disclosure Schedule (for purposes of determining whether a breach has occurred and for purposes of calculating the amount of the damages) and therefore Seller shall be liable to Buyer for any Losses that result from the breach of this representation and warranty with respect to such mortgaged properties in accordance with Section 20 of this Agreement;

xii)	to Seller’s Knowledge, there is no material litigation, proceeding or governmental investigation pending, or any order, injunction or decree outstanding, existing or relating to the mortgaged property;

xiii)	to Seller’s Knowledge, the mortgaged property has never been used for the storage, treatment or disposal of any material amount of Hazardous Substances (other than by tenants in the ordinary course of tenancy or the owner in the ordinary course of business, and such storage, treatment or disposal of Hazardous Substances is or was in all material respects in accordance with all applicable Legal Requirements), nor has such mortgaged property ever been listed by any governmental agency as containing any Hazardous Substance in violation of Legal Requirement unless such Hazardous Substance has been remediated;

xiv)	with respect to Loans secured by single family residences, the Loan Documents do not grant more favorable rights to the borrower on default and foreclosure, or less favorable rights to the note holder with respect to property insurance, leasehold interests, other liens on the mortgaged property, condemnation proceedings, or other proceedings that result in a full or partial taking of the property, or any other compensation, settlement, or award of damages that is the result of damage to, or destruction of, the mortgaged property than those granted in the Fannie Mae/Freddie Mac standard uniform instruments for the applicable jurisdiction(s);

xv)	if the mortgaged property is a single family residence or a multifamily apartment project and the Loan is a permanent loan, then the Loan meets the underwriting requirements and otherwise conforms to all of the applicable requirements contained in the Fannie Mae Selling and Servicing Guide (for those Loans secured by single family residences) and the Fannie Mae Delegated Underwriting and Servicing Guide (for those Loans secured by multifamily apartment projects)

xvi)	the Loan Documents expressly allow the noteholder to advance at any time sums for unpaid insurance premiums, property taxes, or any other payments necessary to protect the value of the mortgaged property or the noteholder’s rights in the mortgaged property and permit the noteholder to collect such amounts from the borrower on a deferred basis; and

xvii)	the Loan Documents obligate the borrower to maintain the mortgaged property in a way that prevents deterioration and to repair promptly any damage to the mortgaged property, whether or not such damage is covered by insurance.
     (11) The Seller has properly perfected or caused to be properly perfected valid and enforceable security interests, liens, or other interests in any collateral securing the Loans, as applicable, and such proper perfection continues to be in effect, such security interests, liens, or other interests are assignable and have the priority reflected in the Seller’s books and records and each such Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral securing such Loan.
     (12) The Seller and any other party that held any of the Loans were, at all times during which the holder held the Loan, as applicable, authorized to transact business in the jurisdiction where any real property securing the applicable Loan is located. However, if Seller or any other party that held a Loan was not authorized to do business in the jurisdiction where any real property securing an applicable Loan is located, then Seller represents and warrants that none of the following activities of Seller or other parties constituted doing business in that jurisdiction: lending the mortgage funds, acquiring the Loan, holding the Loan, or transferring the Loan in whole or to the extent of a participation interest. The Seller is the sole owner and holder of the Loans, has all power and authority to hold the Loans and has good and marketable title to the Loans free and clear of any Lien other than Permitted Liens. The Seller has the requisite power and authority to sell and assign the Loans to Buyer as contemplated hereby and Seller’s right to sell and assign is not subject to any other party’s interest or to an agreement with any other party.
     (g) Deposit Liabilities. The Deposit Liabilities are genuine and enforceable obligations of Seller and have been originated or extended and administered in all material respects in compliance with the documents governing the relevant type of Deposit Liabilities and all Legal Requirements, including without limitation, the Truth in Savings Act and regulations promulgated thereunder. The Deposit Liabilities are insured by the FDIC through the Deposit Insurance Fund to the fullest extent provided for by applicable Legal Requirement and all premiums and assessments required to be paid in connection with such insurance have been paid when due. All interest has been properly accrued on the Deposit Liabilities and Seller’s records accurately reflect such accrual of interest. Except as set forth on Schedule 9(g) of the Seller Disclosure Schedule, Seller does not have any Knowledge of any loss or potential loss of any material business or customers related to the Loans or the Deposit Liabilities.
     (h) Branch Business.
     (1) The business at the Branches has been conducted in material compliance with Seller’s policies and procedures and in material compliance with all Legal Requirements.
     (2) Except as set forth on Schedule 9(h) of the Seller Disclosure Schedule, there are no Legal Proceedings or Orders entered, promulgated or pending, or, to the Knowledge of Seller, threatened, against or affecting the Assets, Liabilities, or any of the Branches, or the business conducted by Seller at any of the Branches, at law or in equity or otherwise, and there are no unsatisfied judgments of record against Seller. Except as set forth on Schedule 9(h) of the Seller Disclosure Schedule, there are no obligations or liabilities (whether or not accrued, contingent or otherwise) or, to the Knowledge of Seller, facts or circumstances that would reasonably be expected to result in any claims against or obligations or liabilities of Seller with respect to the Branches, the Assets or Liabilities.
     (i) Regulatory Approval; Regulatory Agreement.
     (1) Except as set forth on Schedule 9(i)(1) of the Seller Disclosure Schedule, there are no pending, or, to the Knowledge of Seller, threatened, Legal Proceedings involving Seller Parent or Seller pending before any Governmental Entity that would reasonably be expected to (a) have the effect of hindering or delaying the Closing, (b) affect the ability of the parties hereto to consummate the transactions contemplated hererby, or (c) impose restrictions, limitations or obligations on the Assets, Liabilities, Branches or the conduct of the business by Buyer at the Branches following the Closing.
     (2) Neither Seller Parent nor Seller has received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse regulatory approval regarding the execution of this Agreement by Seller Parent and Seller and the consummation of the transactions contemplated herein by Seller Parent and Seller, and to the Knowledge of Seller there is no reason relating to Seller or Seller Parent for any such opposition or approval.
     (3) Except as set forth on Schedule 9(i)(3) of the Seller Disclosure Schedule, neither Seller nor Seller Parent is subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or written directive by, or been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Governmental Entity (each of the foregoing, a “Regulatory Agreement”), nor has the Seller been advised in writing by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement that, in each case, would reasonably be expected to (a) have the effect of hindering or delaying the Closing, (b) affect the ability of the parties hereto to consummate the transactions contemplated hereby, or (c) impose restrictions, limitations or obligations on the Assets, Liabilities, Branches or the conduct of the business by Buyer at the Branches following the Closing. The Regulatory Agreements set forth on Schedule 9(i)(3) of the Seller Disclosure Schedule remain in full force and effect as of the date hereof.
     (4) Seller has been in compliance and continues to be in material compliance as of the date hereof with the Regulatory Agreements set forth on Schedule 9(i)(3) of the Seller Disclosure Schedule.
     (j) Power, Authority and Enforceability. Seller has the corporate power and authority to enter into, deliver and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

     (k) No Conflict. The execution, delivery and performance of this Agreement and any instruments and documents executed pursuant hereto by Seller do not, and will not:
     (1) violate any provision of the organizational documents of Seller,
     (2) subject to the receipt of all regulatory approvals required by this Agreement as set forth in Schedule 9(k)(2) of the Seller Disclosure Schedule (the “Seller Regulatory Notices”), constitute a breach or violation of, or default under, any Legal Requirement, Order or Governmental Authorization to which Seller is subject, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or
     (3) subject to the receipt of all consents required by this Agreement as set forth on Schedule 9(k)(3) of the Seller Disclosure Schedule (the “Consents” and together with the Seller Regulatory Notices collectively referred to as, the “Required Consents”), constitute a breach or violation of, or default under, any agreement or instrument of Seller or to which Seller is subject or by which Seller is otherwise bound, which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or
     (4) result in the creation of any Lien upon any of the Assets.
     (l) Licenses and Permits. Seller has all material Governmental Authorizations necessary for the lawful conduct of its business at each of the Branches as now conducted and, except as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, all such Governmental Authorizations, are valid and in good standing and, to the Knowledge of Seller, are not subject to any suspension, modification or revocation or proceedings related thereto.
     (m) Required Consents. Other than the Seller Regulatory Notices, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any Governmental Entity in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller. Other than the Consents, there are no consents or approvals of any third party required to be obtained in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller.
     (n) Personal Property. Seller has valid title to the Personal Property, free and clear of any Liens other than Permitted Liens, and has the right to sell, convey, transfer, assign and deliver to Buyer all of the Personal Property. The Personal Property is in good working order, ordinary wear and tear excepted, and is fit for the purpose it is used for by Seller in the conduct of the business of the Branches.
     (o) Employment; Labor.

     (1) Seller has provided or made available to Buyer a complete list of all employees employed at the Branches as of the date hereof and a true and correct copy of each such employee’s complete employment file. All employment files have been maintained in compliance in all material respects with all applicable Legal Requirements regarding employment. Except as set forth on Schedule 9(o) of the Seller Disclosure Schedule, there are no employment agreements, non-compete agreements or other contracts or arrangements for the performance of personal services at the Branches, with employees employed or independent contractors or consultants retained, at the Branches.
     (2) Seller has not received services in connection with the operation of any of the Branches from any individual whom Seller treated as an independent contractor, but who should have been treated as a common-law employee.
     (3) Seller has complied with all Legal Requirements relating to the employment of its employees at the Branches in all material respects, including any provisions thereof relating to: (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, or retaliatory or discriminatory employment or labor practices; (iii) occupational safety and health standards; or (iv) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower and other employment Legal Requirements.
     (4) Seller has not engaged in any “mass layoff” or “plant closing” (as defined by applicable federal and state WARN laws) within the six months prior to the Closing for any of the Branches, either individually or collectively.
     (5) Seller is not a party to any collective bargaining agreement or other labor union contract applicable to its employees. There are and have been no strikes, slowdowns, work stoppages or lockouts, by or with respect to any of the employees of Seller in connection with the operation of the business. Seller has not agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of Seller’s employees. There is no current union representation matter involving employees of Seller, and, to Seller’s Knowledge, there is no activity or proceeding of any labor organization (or representative thereof) or employee group to organize any such employees.
     (6) Except as set forth on Schedule 9(o) of the Seller Disclosure Schedule, no employee of Seller at any of the Branches is party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition, non-solicitation, or proprietary rights agreement between such employee and any other Person which materially adversely affects or will materially adversely affect the employee’s ability to perform duties as an employee of Buyer following the Closing.

     (7) No employee of Seller at any of the Branches has asserted or threatened to assert any claim against Seller or any of Seller’s officers, directors, or managers (whether under Legal Requirement, any employment agreement or otherwise) on account of or for: (i) overtime pay; (ii) wages, salaries, bonuses or commissions; (iii) vacations, sick leave, or time off or pay in lieu of vacation or sick leave or time off; (iv) alleged unlawful, unfair, wrongful, retaliatory or discriminatory employment or labor practices; (v) breach of contract arising under an individual agreement or any other employment covenant whether express or implied; (vi) alleged violation of any law regarding minimum wages, maximum hours of work, or meal and rest periods; (vii) alleged violation of occupational safety and health standards; (viii) alleged tort violations; or (ix) alleged violations of immigration, workers’ compensation, disability, unemployment compensation, protected leave, whistleblower, or any other employment or labor relations laws.
     (8) All employees of Seller at each of the Branches are authorized to work in the United States and a Form I-9 has been properly completed and retained with respect to each of Seller’s current and former employees at each of the Branches.
     (9) The employees of Seller at the Branches who have (or have had) access to confidential and/or proprietary information of Seller have executed confidentiality agreements that adequately protect Seller’s interest therein;
     (10) Except as set forth on Schedule 9(o) of the Seller Disclosure Schedule, the employment of each employee of Seller at the Branches is terminable at will without cost to Seller except for payment of accrued salaries or wages and vacation pay. No current or former employee of Seller at the Branches has any right to be rehired by Seller prior to its hiring an individual not previously employed by Seller.
     (11) All employees of Seller at the Branches have been or will have been, on or before the Closing, paid in full by Seller for all earned wages, salaries, bonuses, vacation pay, sick pay, and other compensation of any kind for services performed on behalf of Seller up to and including the Closing Date, and will be paid as soon as administratively possible following the Closing Date for all commissions and incentives earned prior to the Closing Date.
     (12) To Seller’s Knowledge, no officer or other key employee of Seller at the Branches intends to terminate employment with Seller prior to the Closing. Seller has not taken any action which was calculated to dissuade any present employees, representatives or agents of Seller at the Branches from working for Buyer following the Closing.
     (p) Tax Matters. Except as set forth in Schedule 9(p) of the Seller Disclosure Schedule:

     (1) Seller and each of its Affiliates has filed all material tax returns that it is required to file with respect to the Branches or the Assets (taking into account any extensions of a required filing date). All such tax returns were correct and complete in all respects. All taxes owed by Seller or any of its Affiliates (whether or not shown on any tax return) with respect to the Branches or the Assets have been paid. Neither Seller nor any of its Affiliates is currently the beneficiary of any extension of time within which to file any tax return with respect to the Branches or the Assets. There are no Liens on any of the Branches or the Assets that arose in connection with any failure (or alleged failure) to pay any tax.
     (2) Seller has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party with respect to the Branches.
     (3) There is no dispute or claim concerning any tax liability of Seller and any of its Affiliates (including a claim made by an authority in a jurisdiction where Seller does not file tax returns that Seller is or may be subject to taxation by that jurisdiction) with respect to the Branches or the Assets either (A) claimed or raised by any authority in writing or (B) as to which any of the directors and officers (and employees responsible for tax matters) of Seller have Knowledge based upon personal contact with any agent of such authority. Schedule 9(p) of the Seller Disclosure Schedule lists all material federal, state, local and foreign income tax returns filed for each of the last five (5) years with respect to Seller, indicates any tax returns that have been audited, and indicates any tax returns that currently are the subject of audit. Seller has delivered to the Buyer correct and complete copies of all its income tax returns for the last five (5) years, examination reports, and statements of deficiencies assessed against or agreed to by Seller.
     (4) Neither Seller nor any of its Affiliates has waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency, in each case with respect to the Branches or the Assets, that will be binding on Buyer after the Closing.
     (q) Intellectual Property.
     (1) Set forth on Schedule 9(q)(1) of the Seller Disclosure Schedule is a complete description of the Intellectual Property that will be licensed by Seller to Buyer at Closing (the “Licensed IP”), including a true and complete list of (i) all worldwide registrations made by or on behalf of the Seller of any trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any governmental authority or quasi-governmental authority, including Internet domain name registries, and (ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to applicable Legal Requirements by the Seller to secure, perfect or protect its interest in the Licensed IP.

     (2) Seller owns, free and clear of any liens, all rights, title and interest in and to all Licensed IP. To the Knowledge of Seller, the Licensed IP are valid and subsisting, in full force and effect in all material respects, and have not been canceled, expired or abandoned. Except as set forth on Schedule 9(q)(2) of the Seller Disclosure Schedule, no registration or application with respect to any Licensed IP is subject to any maintenance fees or taxes or actions falling due, including without limitation, the filing of an affidavit of use, renewal or response to an official action, during the Phaseout Period. To the Knowledge of Seller and Seller Parent, no Person is challenging, infringing on or otherwise violating any right of Seller or Seller Parent with respect to any Licensed IP. To the Knowledge of Seller and Seller Parent, in the four (4) years immediately preceding the date of this Agreement, Seller has not received any written notice of any pending, existing or threatened claim, action or proceeding with respect to any Licensed IP and, to the knowledge of Seller and Seller Parent, no such claim, action or proceeding is pending, existing or threatened, and to the Knowledge of Seller and Seller Parent, no Licensed IP is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Licensed IP or right.
     (r) Assigned Contracts.
     (1) Seller has made available to Buyer true, complete and accurate copies of the Assigned Contracts, together with all amendments, modifications or supplements thereto, including any assignments thereof.
     (2) The Assigned Contracts are the valid and binding obligation of Seller, and to Seller’s Knowledge, of each other party thereto; and, except as would not reasonably be expected to have a Material Adverse Effect, there does not exist with respect to Seller’s obligations thereunder, or, to Seller’s Knowledge, with respect to the obligations of each other party thereto, any default, or event or condition which constitutes or, after notice or passage of time or both, would constitute a default on the part of Seller or such other party, as applicable, under the Assigned Contracts.
     (s) No Insolvency or Insolvency Proceeding.  Seller is not insolvent and the consummation of the transactions contemplated by this Agreement shall not render Seller insolvent. Seller has now, and will have as of the Closing, sufficient capital and net worth to meet its obligations as they become due and payable. Seller has liquid financial resources adequate to consummate the transactions contemplated herein. Seller has not entered into this Agreement with the actual intent to hinder, delay or defraud any creditor or any other Person.  There has been no voluntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors or similar proceeding (an “Insolvency Proceeding”) commenced with respect to Seller. As of the date of this Agreement, Seller is not currently planning to commence an Insolvency Proceeding. As of the date of this Agreement, to the Knowledge of Seller, no other Person is currently planning to commence an Insolvency Proceeding with respect to Seller.

     (t) No Adverse Change. Except as disclosed in the representations and warranties made hereunder, since December 31, 2008, there has been no Material Adverse Effect nor any event or condition that has had, nor has a reasonable possibility of having in the future, a Material Adverse Change, since the date of the Audited Financial Statements.
     (u) Brokers. Seller has not employed or contracted with any broker or finder or incurred any liability for brokerage fees, commissions, finders’ fees or other like payment in connection with the transactions contemplated hereunder, except for any liability, fee and commission to Stifel, Nicolaus & Company (“Seller Financial Advisor”) for which Seller shall be solely liable.
     (v) Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Section 9, neither Seller nor any of its agents, Affiliates or representatives, nor any other Person makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby.
     10. Reserved.
     11. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows, subject to the exceptions disclosed in writing in the Buyer Disclosure Schedule and delivered as of the date hereof:
     (a) Corporate Organization. Buyer is a national association organized and existing in good standing under the laws of the United States, and is entitled to carry on its banking business where such business is now conducted.
     (b) Power, Authority and Enforceability. Buyer has the requisite power and authority to enter into, deliver and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally, as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.
     (c) No Conflict. The execution and delivery of this Agreement and any instruments and documents executed pursuant hereto by Buyer do not and, subject to the receipt of all Regulatory Approvals, the consummation of the transactions contemplated by this Agreement will not:

     (1) constitute a breach or violation of or default under any Legal Requirement, judgment, order, governmental permit or the organizational documents or any license of Buyer, or to which Buyer is subject, which breach, violation or default would materially and adversely affect the transactions contemplated hereby, or
     (2) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien upon any of its assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer is a party, or by which it or any of its properties or assets may be bound or affected, which breach, violation or default would prevent or materially delay Buyer from performing its obligations under this Agreement in all material respects.
     (d) Regulatory Approvals. Except for the regulatory approvals set forth on Schedule 11(d) of the Buyer Disclosure Schedule (the “Buyer Regulatory Approvals”), no consents or approvals of or filings or registrations with any Governmental Entity, or any third party are necessary in connection with the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.
     (e) Litigation. There are no actions, claims, suits, proceedings or investigations, whether civil, criminal or administrative, pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or its business at law or in equity or otherwise, which would prevent or materially delay Buyer from being able to perform its obligations under this Agreement.
     (f) Compliance with Laws. To the Knowledge of Buyer, Buyer has not received any written notice of any alleged or threatened claim, violation or liability under any law of a Governmental Entity in connection with the operation and business of Buyer that should reasonably be expected to prevent or materially delay Buyer from being able to perform its obligations under this Agreement.
     (g) Absence of Regulatory Agreements. Buyer is not subject to any Regulatory Agreement with any Governmental Entity that restricts or would reasonably be expected to restrict its ability to purchase the Assets or to assume the Liabilities, nor has Buyer been advised in writing by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.
     (h) Governmental Entity Correspondence and Proceedings. Buyer has not received any written notice from any Governmental Entity indicating that such agency would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated hereby. There are no pending or, to Buyer’s Knowledge, threatened actions, proceedings or allegations by any Person or Governmental Entity against Buyer that has or would reasonably be expected to have a material and adverse effect on Buyer’s ability to perform its obligations under this Agreement in all material respects.
     (i) Financing. Buyer has the necessary funding to complete the transactions contemplated by this Agreement.
     (j) Broker. Buyer has not employed or contracted with any broker or finder or incurred any liability for brokerage fees, commissions, finders’ fees or other like payment in connection with the transactions contemplated hereunder.
     (k) Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Section 11, neither Buyer nor any of its agents, Affiliates or representatives, nor any other Person makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby.
     12. Seller’s Covenants. During the period from the date hereof to Closing Date, except as set forth in Schedule 12 of the Seller Disclosure Schedule, Seller (i) will, with respect to the Branches, Assets and Liabilities, use its commercially reasonable efforts to preserve the business relationship with depositors, customers and others having business relationships with it and whose accounts will be retained at the Branches and Seller shall provide written notice to Buyer in the event it receives written notice of any loss or potential loss of any material business or customers related to the Loans or the Deposit Liabilities, (ii) will underwrite and administer the Loans in accordance with prudent, safe and sound underwriting and administration practices and applicable Legal Requirements, (iii) will maintain the Branches in their current condition, ordinary wear and tear excepted, (iv) will conduct the business of the Branches and preserve the Assets and Liabilities in accordance with prudent, safe and sound commercial banking practices and applicable Legal Requirements, (v) will notify Buyer within twelve (12) hours of Seller becoming aware of any material change to Seller’s representations and warranties set forth in Section 9(i). Other than as may be required by any Governmental Authority or Legal Requirement, and except as set forth in Schedule 12 of the Seller Disclosure Schedule, Seller covenants with Buyer that, from the date hereof to Closing, Seller, except with the prior written consent of Buyer, will not:
     (a) Sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber or enter into any contract, agreement, or understanding to sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber any of the Assets (other than use of Cash on Hand in the ordinary course of business consistent with past practice) or Liabilities existing on the date hereof.
     (b) Sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber or enter into any contract, agreement, or understanding to sell, transfer, assign, lease, mortgage, pledge or otherwise dispose of or encumber any Loan.
     (c) Enter into any employment, agency or other contract or arrangement for the performance of personal services at the Branches, which is not terminable at will (at any time, with or without cause, and with or without notice) without liability to Buyer.

     (d) Fail to comply in all material respects with all Legal Requirements that relate to (1) the conduct of the banking business at the Branches, or (2) the Assets.
     (e) Set interest rates at the Branches in a manner inconsistent with prudent, safe and sound banking practices, and without limiting the generality of the foregoing, (i) accept any deposits at higher than prevailing market rates in the geographic markets where the Branches are located at the time of such acceptance; (ii) change interest rates on existing deposits, or (iii) employ any special promotions unique to the markets served by the Branches to increase deposits, unless Buyer consents to such special promotion.
     (f) Fail to maintain the Personal Property in a commercially reasonable manner and consistent with past practices.
     (g) Acquire or dispose of any Personal Property other than pursuant to commitments made on or before the date of this Agreement and which are identified on Schedule 12(g) of the Seller Disclosure Schedule, and except for replacement of any Personal Property and normal maintenance and refurbishing in the ordinary course of business; provided however, that Seller shall make no capital expenditures nor any contract or commitment for capital expenditures in excess of $5,000 for any individual expenditure and $20,000 in the aggregate for any one (1) project for furniture, fixtures or equipment for a Branch.
     (h) Pay or commit to pay (a) any bonus prior to Closing, or (b) pay or commit to pay prior to Closing, any salary, fee, or other compensation to any of its employees at the Branches at a rate in excess of that prevailing on the date hereof.
     (i) Make any new loans at the Branches to any Affiliated Person of the Seller or modify the terms of any existing loan at the Branches with any Affiliated Person of the Seller.
     (j) Modify the interest rate or structure, or amend, extend or renew any term, of any Loans, grant any interest deferral or fee waivers, or deviate from industry standard and commercially reasonable collection procedures, including, without limitation, modification of payment terms or due date(s).
     (k) Establish new Deposit Liabilities at the Branches other than in the ordinary course of business consistent with Section 12(e) above.
     (l) File any application or give any notice to relocate or close any of the Branches or relocate or close any Branches.
     (m) Transfer any employees currently employed at any of the Branches to another branch of Seller or any of its Affiliates.
     (n) Transfer to or from any Branch to or from any of Seller’s other operations or branches or those of its Affiliates any Assets or any Deposit Liabilities, except upon the unsolicited request of a depositor or customer.
     (o) Amend, terminate or extend in any material respect any Branch Lease.

     (p) Make or agree to make any material improvements to the Premises, except with respect to commitments for such made on or before the date of the Agreement as set forth on Schedule 12(p), and normal maintenance or refurbishing in the ordinary course of business.
     (q) Introduce any new material method of management or operation of the Branches.
     (r) Make any significant change to the employees at the Branches or any changes in the duties or responsibilities of any of them other than in the ordinary course of business.
     (s) Default with respect to any provision of any insurance policy now or hereafter in effecting relating to the Branches.
     (t) Take any action that is intended or is reasonably likely to result in any of the covenants or conditions to the transactions contemplated hereby not being materially satisfied or a material violation of any provision of this Agreement.
     (u) Agree with, or commit to, any Person to do any of the things described in clauses (a) through (t) of this Section 12 except as expressly contemplated hereby.
     13. Cross-Collateralization/Cross-Default. As of the Closing Date, Seller and Buyer agree that each cross-default agreement (or similar agreement) and each cross-default rider (or similar rider) attached to a promissory note or mortgage or deed of trust covering loans not part of the Loans, shall be amended to un-cross such cross-default and exclude any Loans, and that the Loans shall not be cross-defaulted with any loans not part of the Loans. Further, Seller and Buyer agree that each cross-collateral agreement (or similar agreement) and each cross-collateralization rider (or similar rider) attached to a promissory note or mortgage or deed of trust covering loans not part of the Loans, shall be amended to un-cross such cross-collateralization of any security interests, liens, or other interests in any collateral securing the Loans. Seller agrees to execute any documents necessary to evidence such un-crossing of any cross-defaults and cross-collateralizations in the real property records, or otherwise. The parties further agree that where the only loans crossed are in fact within the Loans, any applicable cross collateralization agreements and riders shall be assigned by Seller to Buyer as a Loan Agreement pursuant to the terms of this Agreement.
     14. Buyer Covenants. Buyer covenants with Seller that, between the date of this Agreement and the Closing, Buyer will not (i) take any action that is intended to or is reasonably likely to result in any of the conditions set forth in Section 7 becoming incapable of being satisfied, or (ii) take any action or fail to take any action which would, or is reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect on Buyer.
     15. Additional Covenants.
     (a) Servicing Prior to Closing Date. With respect to the Loans from the date hereof until the Closing Date, Seller shall provide servicing of such Loans that is consistent with the servicing provided with respect to its loans that are not Loans. Further, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall not (a) except as required by Legal Requirement or the terms of the Loan Documents, release any collateral or any party from any liability on or with respect to any of the Loans; (b) compromise or settle any material claims of any kind or character with respect to the Loans; or (c) amend or waive any of the material terms of any Loan as set forth in the Loan Documents.
     (b) Servicing Loans Post Closing Date. The Loans shall be sold on a servicing-released basis (and without limitation, any related escrow deposits shall be transferred to Buyer). As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Loans after the Closing Date will be assumed by Buyer. Seller shall be discharged and indemnified by Buyer from all liability with respect to servicing of the Loans after the Closing and Buyer shall not assume and shall be discharged and indemnified by Seller from all liability with respect to servicing of the Loans on or prior to the Closing.
     (c) Solicitation of Accounts.
     (1) Until the Closing Date and for an additional twelve (12) months following the Closing Date, Seller and its Affiliates will not target or solicit deposits, loans or other products and services from or to Persons (i) who were depositors or borrowers at the Branches as of the Closing Date, or (ii) whose Loans were acquired or Deposit Liabilities were assumed pursuant to this Agreement, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specially to Persons referenced above.
     (2) In making any of the foregoing permitted communications, following the execution of this Agreement, Seller shall not reference any of the transactions contemplated by this Agreement in a manner that intentionally disparages Buyer or the business of Buyer. Following the execution of this Agreement, Buyer shall not reference any of the transactions contemplated by this Agreement in a manner that intentionally disparages Seller or the business of Seller.
     (3) This Section 15(c) shall survive the Closing for the period set forth above, and the obligations under this Section 15(c) will survive and apply to any successor of Seller whether by merger, acquisition, stock purchase, asset purchase or similar business combination transaction.
     (d) Access to Books and Records. For a period of six (6) years from the Closing Date, subject to applicable Legal Requirement, each party shall have commercially reasonable access to any books and records of the other party relating to the Branches, Assets and the Liabilities, and the requesting party, at its own expense, may during normal business hours make copies and extracts when such copies and extracts are required by regulatory authorities, for litigation purposes, or for tax or accounting purposes. If such copies or extracts require use of a party’s equipment or the Branches, the user shall reimburse the other party for all costs incurred, including, without limitation, employee expenses. In the event that as of the end of such six (6) year period, any tax year of Seller is under examination by any taxing authority, Seller shall inform Buyer in writing of the audit and such books and records shall be maintained by Seller and/or Buyer, as the case may be, until a final determination of the tax liability of Seller for that year has been made.
     (e) Release of Non-Solicitation Agreements; Non-Solicitation; and Non-Compete.
     (1) Seller will enter into written unconditional releases (the “Unconditional Releases”), in a form reasonably satisfactory to Buyer, (a) with each employee of Buyer who is employed by Buyer as of the execution of this Agreement who was previously employed by Seller, and (b) each Hired Employee, from any and all restrictions and/or obligations to Seller under any existing non-solicitation agreements or non-competition agreements or other agreements or arrangements containing non-solicitation and/or non-competition provisions, provided, however, that such unconditional release shall only apply: (a) with respect to any geographic non-competition covenants in such agreements, to the counties in which the Branches are located, (b) with respect to any customer non-solicitation covenants in such agreements, to the customers whose Loans are acquired and/or Deposit Liabilities are assumed by Buyer pursuant to the transaction contemplated by this Agreement, and (c) for such period of time as they remain employees of Buyer or any of its Affiliates.
     (2) For a period of twelve (12) months following the Closing Date Seller will not (and shall cause its Affiliates not to)
i)	solicit the employment, directly or indirectly (other than general solicitations through newspapers or other media of general circulation not targeted at such employees or actions in response to an employee’s own initiative, provided that there has not been any direct or indirect solicitation by or encouragement from Seller or any Affiliate of Seller or any agent or representative of Seller), of any of the individuals listed on Schedule 15(e).

ii)	solicit the business, directly or indirectly, of any customers whose Loans are acquired and/or Deposit Liabilities are assumed by Buyer pursuant to the transaction contemplated by this Agreement.

iii)	establish any new physical presence (whether it be a branch, a loan production office or otherwise) in any county in which a Branch is located.
     (f) Insurance. Seller will maintain in effect until the Closing Date all casualty and public liability policies relating to the Branches, the Premises and the activities conducted thereon and maintained by Seller on the date hereof or to procure comparable replacement policies and maintain such replacement policies in effect until the Closing Date at equal or greater coverage levels. Buyer shall provide all casualty and public liability insurance for the Branches after the Closing Date. In the event of any material damage, destruction or condemnation affecting the Premises between the date hereof and the time of the Closing, Buyer shall have the right to (i) exclude any Premise and/or Branch Lease so affected from the Assets to be acquired and receive a corresponding deduction to the Purchase Price in an amount to be mutually agreed upon in good faith between the parties, or, in the alternative, (ii) require Seller to take reasonable steps to repair or replace the damaged or destroyed property, or (iii) require Seller to deliver to Buyer any insurance proceeds and other payments, to the extent of the fair market value or the replacement cost of the Premise and/or Branch Lease, received by Seller as a result thereof unless, in the case of damage or destruction, Seller has repaired or replaced the damaged or destroyed property.
     (g) Additional Loans. Promptly following the date hereof, the parties will agree on a schedule and process for providing information relating to loans (“Additional Loan Information”) originated after the date hereof through the fifth (5th) Business Day prior to the Closing Date (with Additional Loan Information provided to Buyer not less frequently than monthly and the final delivery of Additional Loan Information, if any, not later than the second (2nd) Business Day prior to the Closing Date) that Buyer deems reasonably necessary to enable it to determine whether to designate such loans as “Additional Loans.” The parties will further agree on a schedule for Buyer to designate Loans as “Additional Loans,” which shall occur not later than the fifth (5th) Business Day following the date that the applicable Additional Loan Information was provided to Buyer and, with respect to any Additional Loan Information provided within Five (5) Business Days of the Closing Date, not later than the close of business on the day preceding the Closing Date. Unless the parties otherwise agree in writing, loans originated after the fifth (5th) Business Day prior to the Closing Date shall not be “Additional Loans.” Any loans originated after the date hereof that Buyer does not designate as “Additional Loans” pursuant to the agreed upon process shall not be Loans, Additional Loans or Assets and may, without regard to any other provisions of this Agreement, be transferred by Seller to another Seller banking branch, together with any related servicing or other rights or collateral.
     (h) Within twenty-one (21) calendar days of the execution of this Agreement, Buyer shall obtain a commercial appraisal of the property value of each of the Branches, including the Premises (the “Appraised Value”), the cost of which shall be borne equally by the parties.
     (i) Seller shall, at its own cost and expense, and in coordination with Buyer, shall remove anything related to the Excluded Deposits, Excluded Liabilities and Excluded Loans, as well as any assets that the Buyer is not acquiring pursuant to this Agreement that are located at the Branches, and Seller shall be responsible for making any repairs necessitated by the removal of the foregoing from the Branches.
     (j) On July 1, 2009, Seller shall deposit Ninety Million Dollars ($90,000,000.00) into a pledged deposit account maintained at one of Buyer’s branch locations (“Seller Special Deposit Amount”). Withdrawal or encumbrance of any amount of the Seller Special Deposit Amount by Seller shall require the consent of Buyer, which consent may be withheld or granted in the sole and absolute discretion of Buyer, provided, that, (x) upon the payment by Seller to Buyer of the Termination Fee in accordance with the terms of this Agreement, which amount shall be paid from the Seller Special Deposit Amount to the extent sufficient to fund the Termination Fee, the remainder, if any, of the Seller Special Deposit Amount shall be returned to Seller and (y) upon payment by Seller to Buyer of any and all amounts due hereunder or contemplated hereby at the Closing, which amount shall be paid from the Seller Special Deposit Amount to the extent sufficient to fund such payments, the remainder, if any, of the Seller Special Deposit Amount shall be returned to Seller. For the avoidance of doubt, in the event the Seller Special Deposit Amount is insufficient to fund the Termination Fee or the payment of any and all amounts owing at Closing pursuant to the terms of this Agreement, Seller shall fund and make such payments in accordance with the other applicable provisions of this Agreement.
     (k) Five (5) Business Days prior to the Closing Date, Seller and Buyer shall together review the Loans set forth on Schedule 4(a)(i) and the Deposit Liabilities set forth on Schedule 8 and identify any and all Deposit Liabilities set forth on Schedule 8 that serve as security for loans other than the Loans, and with respect to such Deposit Liabilities, Buyer shall, within three (3) Business Days, inform Seller in writing as to whether Buyer wishes to assume any of such Deposit Liabilities at the Closing, in which case, the loans secured by such Deposit Liabilities shall be added to Schedule 4(a)(i) and shall be deemed to be “Loans,” and with respect to all such other Deposit Liabilities that serve as security for loans that are not Loans, such Deposit Liabilities shall be removed from Schedule 8 and shall not be “Deposit Liabilities” and as such Buyer shall not assume such deposit liabilities at the Closing. Any and all modifications to Schedule 4(a)(i) and Schedule 8 shall be taken into consideration and reflected on the Final Closing Statement and a corresponding adjustment shall be made to the Purchase Price and Adjusted Payment Amount.
     (l) The parties hereto acknowledge and agree that it is the intent of Buyer to purchase, and the intent of Seller to sell, any and all additional loans related to the Loans acquired in connection herewith. Therefore, Seller (i) covenants and agrees, within ten (10) Business Days following execution of this Agreement, and thereafter two (2) Business Days following the addition of a loan to Schedule 4(a)(i) pursuant to the terms of this Agreement thereby making it a “Loan” (the “Related Loan Review Period”), to review its records, loan files and other relevant data to identify the existence and nature of any loans held by it, the borrower of which is the same Person as the borrower under any Loan or the affiliate or principal of a borrower under any Loan (a “Related Loan”) and (ii) hereby agrees to sell to Buyer one or more of the Related Loans in the event Buyer wishes to acquire such Related Loans in its sole and absolute discretion. In the event Seller discovers any Related Loans, it shall, prior to the expiration of the Related Loan Review Period, notify Buyer in writing of the same and provide Buyer with copies of all loan documents, loan files and other data relevant to the Related Loans and Buyer’s purchase decision with respect thereto. In the event Buyer elects to purchase one or more of the Related Loans, it shall deliver written notice to Seller, within ten (10) Business Days following the end of the relevant Related Loan Review Period (or such shorter period of time that exists between the end of the Related Loan Review Period and the Business Day immediately preceding the Closing Date), identifying any and all of the Related Loans it intends to purchase. Such Related Loans shall immediately thereafter be added to Schedule 4(a)(i) and be deemed to be a “Loan” for all purposes of this Agreement. Buyer’s failure to deliver to Seller such written notice within the aforementioned timing shall operate to terminate Buyer’s right to acquire such Related Loans hereunder.
     16. Regulatory Compliance, Conversion and Transition Matters.
     (a) Regulatory Filings and Approvals.
     (1) As promptly as practicable, but in no event later than fifteen (15) calendar days from the date of this Agreement, and assuming the full and timely cooperation and assistance of Seller (including, but not limited to, in the event Buyer requests Seller’s cooperation in seeking expedited review and approval by the OCC of the transactions contemplated by this Agreement), which Seller hereby covenants and agrees to provide as and when requested by Buyer, Buyer shall prepare, submit and/or file all applications, filings, notices, consents, permits or registrations required to obtain the Buyer Regulatory Approvals. Buyer shall use commercially reasonable efforts to obtain each such Buyer Regulatory Approval as promptly as practicable. Seller and Buyer will use commercially reasonable efforts to cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or reasonable commitments which may be required to obtain the Buyer Regulatory Approvals). Buyer will provide Seller with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under an appropriate claim of confidentiality, and Seller shall have an opportunity to review and comment on the application to the OCC prior to filing the same with the OCC and Buyer shall provide Seller with a copy of the final application promptly after it is filed with the OCC. In exercising the foregoing right, Seller agrees to act reasonably and as promptly as practicable. If any Governmental Entity shall require the modification of any of the terms and provisions of this Agreement as a condition to granting any Buyer Regulatory Approval, the parties hereto will negotiate in good faith to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld or delayed.
     (2) As promptly as practicable, but in no even later than five (5) calendar days after Buyer files an application to obtain the Buyer Regulatory Approvals, and assuming the full and timely cooperation and assistance of Buyer, Seller shall prepare, submit and/or file all of the Seller Regulatory Notices. Seller shall use commercially reasonable efforts to file the Seller Regulatory Approval as promptly as practicable. Seller and Buyer will use commercially reasonable efforts to cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or reasonable commitments which may be required to obtain the Seller Regulatory Notices). Seller will provide Buyer with copies of any notices and all correspondence relating thereto prior to submission, other than material submitted in connection therewith under a claim of confidentiality, and Buyer shall have an opportunity to review and comment on the notice to the Indiana Department of Financial Institutions prior to submitting the same and Seller shall provide Buyer with a copy of the final notice promptly after it is submitted. In exercising the foregoing right, Buyer agrees to act reasonably and as promptly as practicable.
     (b) Transitional Arrangements. Seller and Buyer agree to cooperate and to proceed as follows to effect the transfer of account record responsibility for the Branches:
     (1) As soon as practicable after the execution of this Agreement by the parties hereto, but in no event later than two (2) calendar days after the date of this Agreement, Seller will meet with Buyer to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, deliverables, procedures and schedules, for the transfer of account record responsibility for the Branches. Not later than five (5) calendar days after the date of this Agreement, Seller shall deliver to Buyer the specifications and conversion sample files to consist of live data of all accounts, which shall include live data of all accounts as of the close of business two (2) calendar days following the execution of this Agreement by the parties hereto or such a date as soon as possible thereafter.
     (2) After Buyer has tested and confirmed the conversion sample files, Seller shall provide Buyer with account information, as of the most recent practicable date, including complete name and address, account master file, ATM account number information, applicable transaction and stop/hold/caution information, account-to-account relationship information and any other related information with respect to the Deposit Liabilities. Seller shall, upon reasonable request, but not later than five(5) days following such request, and the performance of the necessary research and mapping, which shall be performed as promptly as possible, provide to Purchaser an updated version of such records.
     (3) Seller shall provide Buyer after close of business on the Closing Date, a final conversion file containing all information as of close of business on the Closing Date.
     (c) Customers.
     (1) Buyer shall, jointly with Seller, as soon as practicable after the execution and delivery of this Agreement, prepare and mail to each holder of Deposit Liabilities, a letter, in the form and substance reasonably satisfactory to each of the parties, informing such depositor of the nature of the transaction contemplated by this Agreement and the continuing availability of services to be provided by Buyer at the Branches on and after the Closing Date
     (2) Each of Seller and Buyer shall provide, or join in providing where appropriate, all notices to customers of the Branches and other Persons that Seller or Buyer, as the case may be, is required to give notice to in connection with the transactions contemplated hereby under Legal Requirement or the terms of any other agreement between Seller and any customer.

A party required to send or publish any notice or communication pursuant to this Section 16(c)(2) shall furnish to the other party a copy of the proposed form of such notice or communication at least five (5) Business Days in advance of the date of the first mailing, posting, or other dissemination thereof to customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other party proposes as necessary to comply with any Legal Requirement. All costs and expenses of any notice or communication sent or published by Buyer or Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any joint notice or communication shall be shared equally by Seller and Buyer. As soon as reasonably practicable and in any event within thirty (30) calendar days after the date hereof, Seller shall provide to Buyer a report of the names and addresses of the owners of the Deposit Liabilities, and the lessees of the safe deposit boxes, each as of the date hereof, to facilitate the mailing of such materials. No communications by Buyer, and no communications by Seller, outside the ordinary course of business, to any such owners, borrowers or lessees shall be made prior to the Closing Date, except as provided in this Agreement or otherwise agreed to by the parties in writing.
     (3) Following the giving of any notice described in paragraph (1) above, Buyer and Seller shall deliver to each new customer at any of the Branches such notice or notices as may be reasonably necessary to notify such new customers of Buyer’s pending assumption of liability for the Deposit Liabilities and to comply with applicable Legal Requirements.
     (4) Notwithstanding the provisions of Section 18, until Buyer has provided substitute materials to the depositors of the Deposit Liabilities, neither Buyer nor Seller shall object to the use by depositors of the Deposit Liabilities of payment orders issued to or ordered by such depositors on or prior to the Closing Date, which payment orders bear the name, or any logo, trademark, service mark or proprietary mark, of Seller or any of its Affiliates.
     (d) Contracts with Depositors. Buyer will timely perform, honor, and assume all contractual deposit agreements and relationships between Seller and Seller’s depositors with regard to the Deposit Liabilities after the Closing and will do so in compliance with applicable Legal Requirements. Buyer and Seller shall make appropriate arrangements with each other to provide for settlement by Buyer of checks, deposits, debits, returns, and other items that are presented to Seller after the Closing for the Deposit Liabilities. On the third (3rd) Business Day prior to the Closing Date, Seller shall provide Buyer with a list of Deposit Liabilities, corresponding interest rates paid on the Deposit Liabilities and other information necessary for Buyer to verify the rates paid by Seller on Deposit Liabilities.
     (e) Direct Deposits. Seller will use its reasonable best efforts to transfer to Buyer on the Closing Date all of those automated clearing house (“ACH”) and FedWire direct deposit arrangements related (by agreement or other standing arrangement) to the Deposit Liabilities. For a period of three (3) months following the Closing Date, in the case of ACH direct deposits to accounts containing Deposit Liabilities (the final Business Day of such period being the “ACH Direct Deposit Cut-Off Date”), Seller shall transfer to

Buyer all received ACH Direct Deposits each Business Day in accordance with Seller’s customary procedures. Seller shall, on behalf of Buyer, send NACHA compliant Notice of Change on each transfer received. On each Business Day, for a period of sixty (60) calendar days following the Closing Date (the final Business Day of such period being the “FedWire Direct Deposit Cut-Off Date”), FedWire direct deposits received by Seller shall be returned (as soon as is practicable after receipt) to the originator with an indication of Buyer’s correct Wire Room contact information and an instruction that such wire should be sent to Buyer. Compensation for ACH direct deposits or FedWire direct deposits not forwarded to Buyer on the same Business Day as that on which Seller has received such deposits will be handled in accordance with the applicable rules established by the United States Council on International Banking. After the respective ACH Direct Deposit Cut-Off Date or FedWire Direct Deposit Cut-Off Date, Seller may discontinue accepting and forwarding ACH and FedWire entries and funds, and return such direct deposits to the originators marked “Account Sold.” Seller and its Affiliates shall not be liable for any overdrafts that may thereby be created. Buyer and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct deposit arrangements related to the Branches. At the time of the ACH Direct Deposit Cut-Off Date, Buyer will provide ACH originators with account numbers relating to the Deposit Liabilities.
     (f) Direct Debits. After the notice provided in Section 16(c)(1), Buyer shall send appropriate notice to all customers having accounts constituting Deposit Liabilities, the terms of which provide for direct debit of such accounts by third parties, instructing such customers concerning the transfer of customer direct debit authorizations from Seller to Buyer. Such notice shall be in a form reasonably agreed to by the parties hereto. For a period of three (3) months following the Closing, Seller shall transfer to Buyer all received direct debits on accounts constituting Deposit Liabilities each Business Day in accordance with Seller’s customary procedures. Buyer will send NACHA compliant Notice of Change on each direct debit received. Thereafter, Seller may discontinue forwarding such entries and return them to the originators marked “Account Sold.” Buyer and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct debit arrangements related to the Branches. On the Closing Date, Buyer shall provide ACH originators of such direct debits with account numbers relating to the Deposit Liabilities.
     (g) Interest Reporting and Withholding.
     (1) Unless otherwise agreed to by the parties, Seller will report to applicable taxing authorities and holders of Deposit Liabilities, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon the Deposit Liabilities. Buyer will report to the applicable taxing authorities and holders of Deposit Liabilities, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from and any early withdrawal penalties imposed upon the Deposit Liabilities. Any amounts required by any Governmental Entity to be withheld from any of the Deposit Liabilities through the Closing Date will be withheld by

Seller in accordance with Legal Requirements or appropriate notice from any Governmental Entity and will be remitted by Seller to the appropriate agency on or prior to the applicable due date. Any such withholding required to be made subsequent to the Closing Date will be withheld by Buyer in accordance with Legal Requirements or appropriate notice from any Governmental Entity and will be remitted by Buyer to the appropriate agency on or prior to the applicable due date.
     (2) Unless otherwise agreed by the parties, Seller shall be responsible for delivering to payees all IRS notices with respect to information reporting and tax identification numbers required to be delivered through the Closing Date with respect to the Deposit Liabilities, and Buyer shall be responsible for delivering to payees all such notices required to be delivered following the Closing Date with respect to the Deposit Liabilities.
     (3) Unless otherwise agreed by the parties, Seller will timely make all required reports to applicable taxing authorities and to obligors on Loans, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date concerning all interest and points received by Seller, and Buyer will timely make all required reports to applicable taxing authorities and to obligors on Loans, with respect to all periods from the day after the Closing Date, concerning all such interest and points received by Buyer.
     (h) Negotiable Instruments. Seller will remove any supply of Seller’s money orders, official checks, gift checks, travelers’ checks or any other negotiable instruments located at each of the Branches on the Closing Date.
     (i) ATM/Debit Cards; POS Cards. Seller will provide Buyer with a list of ATM access/debit cards and Point-of-Sale (“POS”) cards issued by Seller to depositors of any Deposit Liabilities, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, as soon as practicable and in no event later than fourteen (14) calendar days after the date of this Agreement. At or promptly after the Closing, Seller will provide Buyer with a revised record through the Closing. In instances where a depositor of a Deposit Liability made an assertion of error regarding an account pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Seller, prior to the Closing, re-credited the disputed amount to the relevant account during the conduct of the error investigation, Buyer agrees to comply with a written request from Seller to debit such account in a stated amount and remit such amount to Seller, to the extent of the balance of funds available in the accounts. Seller agrees to indemnify Buyer for any Losses that Buyer may incur as a result of complying with such request from Seller. Seller shall not be required to disclose to Buyer customers’ PINs or algorithms or logic used to generate PINs. Buyer shall reissue ATM access/debit cards to depositors of any Deposit Liabilities not earlier than forty-five (45) calendar days nor later than seven (7) calendar days prior to the Closing Date, which cards shall be effective as of the day following the Closing Date. Buyer and Seller agree to settle any and all ATM transactions and POS transactions effected on or before the Closing Date, but processed after the Closing Date, as soon as practicable following the processing thereof.

     (j) Data Processing Agreement and Hardware. Seller will provide Buyer in advance of the Closing upon reasonable prior notice, during normal hours of operations, reasonable access to equipment and records in order to effectuate a conversion of the Deposit Liabilities and the Loans from Seller to Buyer as of the Closing Date. Any cost of such inspection or conversion shall be at Buyer’s sole expense. Notwithstanding the foregoing, Seller shall not be obligated to provide access to such equipment and records if it would materially interfere with Seller’s ability to conduct its business or operations in the ordinary course. The parties agree to use reasonable best efforts to comply with the purpose and intent of this Section 16(j) prior to and after the Closing.
     (k) Loan Collections. Buyer and Seller shall make appropriate arrangements with each other to provide for settlement by the party receiving payments of all payments of any kind made in relation to the Loans which are presented to a party after the Closing and with regard to loans which are owned by the other party. These arrangements shall be performed by both parties in good faith prior to and after the Closing.
     (l) Access to Properties, Books and Records. Until the Closing, Seller shall upon reasonable prior written notice and during regular business hours cooperate with Buyer to provide Buyer and its officers and authorized agents and representatives access to the properties (including visiting the Branches for integration planning purposes), books, records, files (including all of the Loan Files), documents and other information relating to the Assets and Liabilities as Buyer may reasonably request. Buyer and Seller each will identify to the other, within ten (10) calendar days after the date hereof, a selected group of their respective salaried personnel that shall constitute a “transition group” and will be available to Seller and Buyer, respectively, at reasonable times (limited to normal operating hours) to provide information and assistance in connection with Buyer’s investigation of matters relating to the Branches, Assets and Liabilities. Such transition group will also work cooperatively to identify and resolve issues arising from any commingling of Seller’s records with respect to the Branches with Seller’s records for its other branches and operations not subject to this Agreement. Seller shall furnish Buyer with such additional financial and operating data and other information about Seller’s business operations at the Branches as the Seller determines may be reasonably necessary for the orderly transfer of the business operations of the Branches, the Assets and the Liabilities.
     (m) Employees and Employee Benefits.
     (1) Buyer intends to hire (on an at-will basis) after the Closing certain staff at the Branches that are employed by Seller immediately prior to the Closing. Buyer shall make a written offer of employment to each such employee of Seller selected by Buyer to be an employee of Buyer effective as of the Closing Date by virtue of the consummation of the transactions set forth herein. Buyer shall provide Seller with a written list of current Branch employees to whom Buyer will make an offer of employment, and Seller shall take such action as is necessary to terminate such employees not included on such list or transfer their employment within Seller and its affiliates, in both cases effective as of the Closing Date. Each such Branch employee who accepts Buyer’s offer of employment (regardless of whether they are active employees or on leave of absence status as of the Closing Date) shall be a “Hired Employee” for purposes of this Agreement, effective upon the Closing Date and this date shall be referred to as the Hired Employee’s “Transfer Date.” Subject to applicable Legal Requirements, on and after the Closing Date, the Hired Employees shall become employees of Buyer, and Buyer shall have the right to dismiss any or all Hired Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them). Each employee who is not offered employment by Buyer, or who fails to accept Buyer’s offer of employment shall be an “Excluded Employee” for purposes of this Agreement. Nothing in this Agreement shall give any employee any rights to claim status as a third party beneficiary of this Agreement.
     (2) Except as expressly provided in this Agreement, Seller shall pay, discharge, and be responsible for, and shall indemnify Buyer and its Affiliates for (i) all salary, wages (including, without limitation, payment for any and all accrued paid time off, vacation, sick time or personal days accrued by the Hired Employees as of the Transfer Date, which Seller agrees to pay to the Hired Employees pursuant to Seller’s Employee Benefit Plans and as required by any applicable Legal Requirement), bonuses, commissions and any other form of compensation (including, without limitation, any deferred compensation) arising out of the employment of the Hired Employees prior to the Transfer Date, and (ii) any employee benefits under the Seller’s Employee Benefit Plans arising out of the employment of the Hired Employees prior to the Transfer Date, including welfare benefits with respect to claims incurred prior to the Transfer Date but reported after the Transfer Date.
     (3) Seller’s Employee Benefit Plans shall retain responsibility for all claims incurred by employees prior to the date they become Hired Employees. For purposes of this paragraph, a claim shall be deemed to have been incurred when the medical or other service giving rise to the claim is performed, except that disability claims shall be deemed to have been incurred on the date the employee becomes disabled. Buyer agrees, to the extent permitted under its Employee Benefit Plans, to (i) provide coverage for Hired Employees under its medical and dental benefit plans, effective on the Closing Date or as soon as practicable thereafter as permitted by the Employee Benefit Plans, and (ii) waive any preexisting conditions, waiting periods and actively at work requirements under such plans.
     (4) Seller shall be solely and fully responsible for the Excluded Employees in the transfer of Excluded Employees to other positions with Seller or in the termination of their employment with Seller. To the extent Seller is terminating any Excluded Employees, Seller shall be fully and completely responsible for said termination(s), paying those certain Excluded Employees all accrued wages, commissions, vacation pay and any other compensation due and owing, and providing notice of such Excluded Employees rights and obligations pursuant to COBRA. Seller shall be fully liable for any claims, demands, damages orders, awards and/or judgments arising out of or relating in any way to

Seller’s treatment of and/or termination of Excluded Employees, including but not limited to any obligations which may arise under the Federal or any applicable state or local Worker Adjustment and Retraining Notification (“WARN”) law.
     (5) Pursuant to Treasury Regulations Section 1.409A-1(h)(4), Seller and Buyer agree that, on the Closing Date, each Hired Employee shall be treated as having a “separation from service” with Seller for purposes of Section 409A of the Code and Treasury Regulations Section 1.409A-1(h).
     (6) It is understood and agreed that (i) Buyer’s employment of any Hired Employee as set forth in this Section 16(m) shall not constitute a commitment, contract or understanding (express or implied) of an obligation on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (ii) employment offered by Buyer is “at will” and may be terminated by Buyer or by a Hired Employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or a Hired Employee and subject to any Legal Requirement). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Hired Employees after the Closing Date or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation, or terms or conditions of employment of such Hired Employees. Nothing in this Agreement shall be construed as requiring any compensation or Employee Benefit Plan, program or arrangement to be maintained by Buyer for any Hired Employee at, or for any specified period after, the Closing Date.
     (n) Transitional Matters. Without in any way limiting the generality of the foregoing provisions, Buyer and Seller shall cooperate with regard to the transitional matters as reasonably requested by Buyer of Seller. Notwithstanding the foregoing, Seller shall not be obligated to provide its resources or time to such transitional matters if it would materially interfere with Seller’s ability to conduct its business or operations in the ordinary course.
     (o) Assumption of IRAs. Subject to Sections 2(c) and 6(b)(5), Buyer agrees that after the Closing, it will perform all of the duties so delegated as successor custodian and comply with the terms of Seller’s agreement with the depositor of the IRA and Keogh Account Deposits affected thereby. For the avoidance of doubt (x) Seller shall be responsible for reporting contributions and distributions on or prior to the Closing Date and (y) Buyer shall be responsible for all tax reporting with respect to the IRA and Keogh Account Deposits for which it serves as successor custodian from and after the Closing Date.
     (p) Grant of License. Seller hereby grants to Buyer a nonexclusive, irrevocable, paid up, royalty-free, sublicensable right and license to use the Licensed IP during the Phaseout Period in connection with Buyer’s maintenance of the Liabilities and ownership of the Assets and Branches in accordance with and subject to the following:

     (1) Beginning on the Closing Date and during the subsequent one hundred fifty (150) days thereafter (the “Phaseout Period”), Buyer will use the Licensed IP as reasonably necessary or desirable to communicate to customers and the public the transition of the Assets and Liabilities from Seller to Buyer, and the Licensed IP shall be replaced, removed, covered-over or otherwise obliterated by Buyer, at Buyer’s expense, as promptly as practicable for items existing as of the Closing Date with Licensed IP affixed to them that are used in the maintenance of the Liabilities and ownership of the Assets and the Branches. Without limitation to the above, Seller will take all actions as may be needed to enable Buyer’s use of the Licensed IP, including access to and redirecting of domain name(s) as applicable.
     (2) Buyer further agrees that any and all permitted uses of the Licensed IP pursuant to the Agreement shall inure to the sole and exclusive benefit of Seller and Seller Parent.
     (3) Buyer agrees that any use of the Licensed IP in the maintenance of the Liabilities and ownership of the Assets and the Branches after the Closing shall be provided in accordance with all applicable Legal Requirements, and to the additional terms and conditions as set forth in this Agreement and that the same shall not reflect adversely upon the good name of Seller, and that the maintenance of the Liabilities and ownership of the Assets and the Branches will be of a high standard and skill that is at least commensurate with the standard and skill employed by Seller immediately prior to the Closing Date.
     (q) No later than forty-five (45) calendar days after the date of this Agreement, Seller shall furnish to Buyer, for the Premises at Buyer’s expense, a title commitment issued by Chicago Title Company (the “Title Company”), naming Buyer as the proposed insured, wherein the Title Company shall agree to issue an ALTA form of owner’s insurance policy of title insurance (a “Title Commitment”). Each Title Commitment shall include the Title Company’s requirements to issue a title policy with respect to the Premises, which requirements shall be satisfied by Seller on or before the Closing Date. If any of the following shall occur (collectively, a “Title Objection”): (i) any Title Commitment or other evidence of title or search of the appropriate real estate records discloses that any party other than Seller or one of its Affiliates has title to the insured estate covered by the Title Commitment; (ii) any title exception (other than a Permitted Lien) is disclosed in Schedule B to any Title Commitment; or (iii) a survey discloses any matter that affects Buyer’s use of the Premises for the purpose of operating the relevant Branch, then, in each such case, Seller shall use commercially reasonable efforts to cure each such Title Objection and take all commercially reasonable steps required by the Title Company to eliminate each such Title Objection as an exception to the applicable Title Commitment. Any Title Objection that the Title Company is willing to insure over on terms reasonably acceptable to Buyer is herein referred to as an “Insured Exception.” The incremental increase in the cost of the premiums as a result of any Insured Exceptions relative to what the Title Company would otherwise charge for the title insurance shall be borne by Seller. Except as provided for in the prior sentence, the premiums for such title insurance policy, recording costs and other similar costs, fees and expenses, if any, relating to the sale and transfer of the Premises, shall be borne by Buyer.
     (r) Transition Services Agreement. If on or prior to Closing, Buyer desires, in its sole and absolute discretion, to engage Seller to provide Buyer with certain transition support services post-Closing of the transaction contemplated hereunder (e.g., servicing arrangements with respect to the Loans and/or the Deposit Liabilities), Buyer and Seller agree to work in good faith to document the particulars of such an arrangement in a Transition Services Agreement (“Transition Services Agreement”), which shall be on terms and conditions reasonably satisfactory to the parties, and shall be entered into at the Closing.
     (s) Overdrafts. Prior to the Closing, Seller agrees to cooperate with Buyer and to use its best efforts to indentify those deposit accounts for which provisional credit has been given and that contain uncollected funds.
17. Survival of Representations, Warranties, and Covenants.
     (a) The representations and warranties of the parties shall survive until the second (2nd) anniversary of the Closing Date except that (i) the representations and warranties set forth in Sections 9(a) (Corporate Organization), 9(c) (Title to Assets), 9(j) (Power, Authority and Enforceability), 11(a) (Corporate Organization), and 11(b) (Power, Authority and Enforceability) shall survive indefinitely (the “Fundamental Representations”), and (ii) the representations and warranties set forth in 9(e) (Environmental Matters), 9(f) (Loans), 9(g) (Deposit Liabilities), 9(h) (Branch Activities), 9(o) (Employment; Labor), 9(p) (Tax Matters) and 9(q) (IP) shall survive until the earlier of (1) thirty (30) days following the expiration of the applicable statute of limitations, or (2) five (5) years from the anniversary of the Closing Date (such time periods, as applicable, are each referred to as the “Survival Period”). The parties hereto specifically intend that the statutory statutes of limitations of Legal Requirements applicable to each of the representations and warranties be superseded and replaced by the relevant Survival Period. It is also the intention of the parties hereto that any claim for indemnification or suit initiated with respect to any representations and warranties that is not asserted by written notice by the Indemnified Party to the Indemnifying Party (which written notice shall contain the amount of such claim and describe the facts then known by the Indemnified Party relating to such claim, including, without limitation, the reason why the Indemnified Party believes the claim is subject to indemnification by the Indemnifying Party) within the relevant Survival Period may not be pursued and is hereby irrevocably waived after such time.
     (b) All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is (1) waived in writing by the party entitled to such performance, or (2) otherwise specifically permitted by this Agreement.
     18. Name Change, etc. Immediately after the Closing (but under no circumstances later than the next Business Day immediately following the Closing), Buyer will (a) change the name and logo on all documents and facilities relating to the Assets and the Liabilities to Buyer’s or one of its division’s name and logo, (b) notify all Persons whose Loans, Deposit Liabilities or safe deposit agreements are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (c) provide all appropriate notices to the FDIC and any other regulatory authorities required as a result of the consummation of such transactions. Seller shall cooperate with any commercially reasonable request of Buyer directed to accomplish the removal of Seller’s signage by Buyer and the installation of Buyer’s signage by Buyer at the Branches; provided, however, that (i) all such costs and expenses of removals and all such costs and expenses of installations shall be at the expense of Buyer, (ii) such removals and installations shall be performed in such a manner that does not unreasonably interfere with the normal business activities and operations of the Branches, (iii) such installed signage shall comply with the Branch Lease and all applicable zoning and permitting laws and regulations, and (iv) such installed signage shall have, if necessary, received the prior approval of the owner or landlord of the facility, and such installed signage shall be covered in such a way as to make Buyer signage unreadable at all times prior to the Closing, but such cover shall display the name and/or logo of Seller (or of Seller or its other Affiliates) in a manner reasonably acceptable to Seller. Buyer agrees not to use any forms or other documents bearing Seller’s or any of its Affiliates’ name or logo after the Closing without the prior written consent of Seller, and, if such consent is given, Buyer agrees that all such forms and documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Buyer as the party using the form or other document. As soon as practicable and, in any event, not more than five (5) nor less than two (2) calendar days prior to the Closing Date, Buyer will mail new checks reflecting its transit and routing number to customers of the Branches with check writing privileges. Buyer shall use its reasonable best efforts to cause these customers to begin using such checks and cease using checks bearing Seller’s name.
19. Contracts.
          (a) To the extent that the assignment of any of the Assigned Contracts, commitments or other assets included in the Assets requires the consent of any other party thereto, neither this Agreement nor any action taken pursuant to its provisions shall constitute an assignment or an agreement to assign any Assigned Contract, commitment or other asset if such assignment or agreement to assign would constitute a breach thereof. Seller shall, prior to the Closing, use reasonable best efforts to obtain the consent of any party to each such Assigned Contract, commitment or other asset to its assignment to Buyer in all cases where such consent is necessary. Buyer agrees to provide reasonable cooperation in connection therewith (including, by providing relevant information requested by the applicable lessors or other third parties regarding Buyer’s financial capability to fulfill the obligations of the Assigned Contracts, but such cooperation by Buyer shall not include Buyer agreeing to any amendment to any Assigned Contract, other than to reflect the change from Seller to Buyer). If any such consent is not obtained, Seller shall cooperate with Buyer in any lawful and reasonable arrangement designed to provide to Buyer the benefits under any such Assigned Contract, commitment or other asset. Any costs incurred in obtaining any consents or assignments of such Assigned Contracts, commitments or other assets shall be borne by Seller.
          (b) In the case that the transfer and/or assignment of the Branch Lease cannot be obtained, notwithstanding any other provision hereof, Seller shall use commercially reasonable efforts to make alternative arrangements acceptable to Buyer and cooperate with Buyer in any lawful and reasonable arrangement designed to provide to Buyer the benefits under any such

Branch Lease. In such event, Seller shall not be obligated to deliver physical possession of the subject Branch or Personal Property associated with the subject Branch to Buyer at the Closing. The Parties shall negotiate in good faith a reasonable reduction to the Purchase Price to take into account the Seller’s inability to transfer such Branch Lease(s) and the associated Personal Property.
20. Indemnification.
     (a) Indemnification by Seller. Seller agrees to indemnify and hold Buyer and any Person directly or indirectly controlling or controlled by Buyer harmless from and against any and all Losses that they suffer, incur or sustain arising out of or attributable to:
     (1) subject to the relevant Survival Period, any breach of representation or warranty of Seller contained in this Agreement or any schedule, certificate or other document delivered pursuant hereto or as part of the transactions contemplated hereby;
     (2) any breach of a covenant or agreement on the part of Seller or the failure of Seller to perform any agreement, covenant or obligation of Seller, in each case contained in this Agreement, or in any other Transaction Agreement;
     (3) ownership or operation of the Branches the Premises, the Assets or the Liabilities prior to the Closing;
     (4) the commencement of any Insolvency Proceeding with respect to Seller or any claim relating to fraudulent transfers or conveyance regarding the Assets; or
     (5) the Excluded Liabilities, the Excluded Deposits, the Excluded Loans, the Seller’s assets that are not Assets and/or Excepted Loans.
For purposes of determining the amount of any Losses resulting from, relating to or arising out of a breach of any representation or warranty or of any covenant, any such representation, warranty or covenant that is qualified by Material Adverse Effect, materiality or similar qualifier (including dollar thresholds) shall be read and given effect as if no such qualifier is contained therein.
     (b) Indemnification by Buyer. Buyer agrees to indemnify and hold Seller and any Person directly or indirectly controlling or controlled by Seller harmless from and against and Losses that they may suffer, incur or sustain arising out of or attributable to:
     (1) subject to the relevant Survival Period, any breach of representation or warranty of Buyer in this Agreement or any schedule, certificate or other document delivered pursuant hereto or as part of the transactions contemplated hereby;
     (2) any breach of a covenant or agreement on the part of Buyer or the failure of Buyer to perform any agreement, covenant or obligation of Buyer, in each case contained in this Agreement, or in any other Transaction Agreement;

     (3) ownership or operation of the Branches the Premises, the Assets or the Liabilities after to the Closing; or
     (4) the Liabilities.
For purposes of determining the amount of any Losses resulting from, relating to or arising out of a breach of any representation or warranty or of any covenant, any such representation, warranty or covenant that is qualified by Material Adverse Effect, materiality or similar qualifier (including dollar thresholds) shall be read and given effect as if no such qualifier is contained therein.
(c) Indemnification Procedures
     (1) A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the Indemnifying Party, which notice shall include a reasonable description of the basis for the claim.
     (2) In the event that any Legal Proceedings shall be instituted or that any Third Party Claim is asserted, the Indemnified Party shall as soon as reasonably practicable cause written notice of the assertion of any Third Party Claim of which it has Knowledge, which is covered by this Section 20 to be forwarded to the Indemnifying Party.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel and to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, it shall within ten (10) calendar days (or sooner, if the nature of the Third Party Claim so requires) of receipt of notice of the Third Party Claim notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, or fails to notify the Indemnified Party of its election within the timeframe provided for herein, the Indemnified Party may then, but only then, defend against, negotiate, settle or otherwise deal with such Third Party Claim and the Indemnifying Party shall reimburse the Indemnified Party for the actual expenses of defending such Third Party Claim upon submission of periodic bills.  If the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party only if (i) so requested by the Indemnifying Party to participate, (ii) upon the reasonable advice of counsel to the Indemnified Party a conflict or potential conflict exists between the interests of the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (iii) such claim is based upon an investigation, inquiry, or other proceeding by a Governmental Entity; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (and any appropriate local counsel) for the Indemnified Parties in connection with such Third Party Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.
     (3) After any final judgment or award shall have been rendered by a governmental body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing (including any bills, records or other documentation supporting such sums) by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five Business Days after the date of such notice. Any indemnification of Buyer pursuant to this Section 20 shall be effected first, by release of funds held by the Escrow Agent in the Escrow Account, and second, by wire transfer of immediately available funds from Seller to an account designated in writing by the Buyer within five (5) Business Days after the determination thereof. Any indemnification of Seller pursuant to this Section 20 shall be effected by wire transfer of immediately available funds from Buyer to an account designated in writing by Seller within five (5) Business Days after the determination thereof.
     (4) The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual Loss and prejudice as a result of such failure or delay.
     (d) Disputes Regarding Indemnification. If an Indemnifying Party disputes a claim for indemnification presented by written notice to the Indemnifying Party, as set forth in this Section 20, then such dispute shall be submitted to binding arbitration under the rules of commercial arbitration of the American Arbitration Association, as modified herein. The Indemnified Party shall, by written notice to the Indemnifying Party given within ten (10) days of notice from the Indemnifying Party of dispute of a claim for indemnification, appoint an arbitrator. The Indemnifying Party, by written notice to the Indemnified Party within ten (10) days thereafter, shall then appoint a second arbitrator. When two arbitrators have been appointed, as set forth herein, the arbitrators shall agree, if possible, upon a third arbitrator who shall be appointed by written notice signed by both arbitrators, a copy of which shall be mailed to Seller and Buyer within five (5) Business Days of the appointment of the second arbitrator. In the event that five (5) Business Days elapse after the appointment of the second arbitrator without notice of an appointment of a third arbitrator, then either party, or both, may in writing request a Judge of the Southern District Court of Ohio to appoint a third arbitrator. The arbitrators shall follow the Federal

Rules of Evidence and allow parties to conduct discovery pursuant to the Federal Rules of Civil Procedure for a period not to exceed thirty (30) days. After receiving evidence and hearing witnesses, if any, the arbitrators shall render a decision determining the amount (if any) of the claim accompanied by findings of fact and a statement of the reason for the decision. The decision of the majority of the arbitrators shall be conclusive and binding upon the parties and may be enforced in any court having jurisdiction thereof. The costs and expenses of the arbitration shall be borne equally by the parties, but each side shall bear the expense of its own legal counsel.
     (e) Limitations on Indemnification. Notwithstanding the foregoing, there shall be no liability for an Indemnifying Party under this Section 20, unless the amount of Losses incurred by an Indemnified Party exceeds Two Hundred Thousand Dollars ($200,000.00) in the aggregate (the “Deductible Amount”) and then only for the amount by which such Losses exceed the Deductible Amount. An Indemnifying Party’s liability to an Indemnified Party under this Section 20 shall be limited to an aggregate amount of Five Million Dollars ($5,000,000.00) (the “Indemnification Cap”). Notwithstanding the foregoing under this Section 20(e), no Deductible Amount will be required to be met for any Losses related to Fundamental Representations, Losses incurred under Sections 20(a)(2)-(5), intentional misrepresentation, fraud or willful misconduct.
     21. Taxes. Seller shall be solely responsible for all of Seller’s federal, foreign, state and local income, sales, use, excise and other taxes applicable to its business and to the Assets and all taxes resulting or arising from its payroll arising prior to the Closing with such taxes computed as if such taxable period ended as of the close of business on the Closing Date. Any filing, bulk sale, recordation, or similar taxes, which are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby, shall be the sole responsibility of Buyer. Notwithstanding the foregoing, (a) general real estate taxes and installments of special assessments due and payable with respect to the Branches in the calendar year 2008 and all prior years will be paid by Seller, and (b) general real estate taxes and installments of special assessments due and payable for calendar year 2009 shall be allocated between Seller and Buyer as of the Closing Date where Seller’s share shall be calculated based on a fraction, the numerator of which is the number of calendar days in 2009 prior to the Closing and the denominator is 365, and (c) Buyer shall assume liability for and pay all real estate taxes and installments of special assessments “due and payable” after the Closing. Solely for purposes of this Section 21, real estate taxes and installments of special assessments shall be deemed to be “due and payable” in the first calendar year in which such payment can be made.
     22. No Partnership or Joint Venture. No activity of Buyer or Seller before, on or after the Closing shall state or imply that Seller and Buyer are in any way involved as partners, joint venturers or otherwise.
     23. Further Assurances. Except as specifically provided in this Agreement, Seller shall assist Buyer in the ordinary transition of the operations of the Branches and, from time to time, Buyer or Seller, as the case may be, shall cause to be executed and delivered to the other party all such other instruments and shall take or cause to be taken such further or other action as may reasonably and in good faith be deemed by the other party to be necessary or desirable in order to further assure the performance by Buyer or Seller, as the case may be, of any of their respective obligations under this Agreement.

     24. Amendment; Waiver. The terms, provisions, and conditions of this Agreement may not be changed, modified or amended in any manner except in a writing executed by both parties. The waiver of any breach of any provision of this Agreement by any party hereto shall not be deemed to be a waiver of any preceding or subsequent breach of this Agreement and no such waiver shall be effective unless in writing signed by the party granting such waiver.
     25. Termination of Agreement. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time before the Closing as follows:
     (a) By mutual written consent of Seller and Buyer;
     (b) By either Seller or Buyer in the event of a Legal Proceeding, which would permit the terminating party not to consummate the transactions contemplated hereby under the standard set forth in Section 7(e) or 8(e), as applicable; provided, that termination pursuant to this Section 25(b) shall not relieve the breaching party of liability for Losses arising out of or related to such breach;
     (c) By either Seller or Buyer (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein) in the event of a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which is not cured or cannot be cured within thirty (30) days after written notice of such termination has been delivered to the breaching party and which, in the case of a breach of representation or warranty, would if occurring or continuing on the Closing Date, permit the terminating party not to consummate the transactions contemplated hereby under the standard set forth in Section 7(c) or 8(c), as applicable; provided, that termination pursuant to this Section 25(c) shall not relieve the breaching party of liability for Losses arising out of or related to such breach; or
     (d) By either Seller or Buyer, if the Closing does not occur on or before the date that is the four (4) month anniversary of the date of this Agreement, unless the parties mutually agree in writing that it would be reasonable to extend such date for an additional period. A party shall not be entitled to terminate this Agreement pursuant to this subsection if the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein;
     (e) By Buyer or Seller (1) immediately upon receipt of notice that any Regulatory Approval has been denied by a final and non-appealable order; or (2) if Buyer has been requested to withdraw any regulatory application that is required for the transactions contemplated hereby to be consummated; provided, however, that Buyer or Seller shall have no right to terminate this Agreement pursuant to this Section 25(e)(2) if such request for withdrawal is due to such party’s failure to perform the covenants and agreements of such party set forth herein; or
     (f) By Buyer, if Seller shall have breached its obligations under Section 39;
     (g) By Buyer, if an Insolvency Proceeding shall have been commenced with respect to Seller Parent or if proceedings shall have been commenced to place Seller in

FDIC receivership. Seller shall provide Buyer with advanced written notice in the event Seller Parent intends to commence an Insolvency Proceeding and shall provide Buyer with written notice as soon as Seller or Seller Parent learns of any third party’s intention to do so with respect to Seller Parent or of the FDIC’s intention to do so with respect to Seller. Buyer shall keep confidential in accordance with Section 37 of this Agreement any information provided by Seller or Seller Parent to Buyer pursuant to this provision.
     (h) By Buyer, if the aggregate amount of the Loans as of the Closing Date does not meet or exceed the Loan Floor.
     26. Responsibilities Upon Termination. Upon termination of this Agreement, each party shall bear its own costs and expenses, and none of the parties hereto shall have any liability or further obligation hereunder to any other party, except for the obligations in Sections 38 and 39, which shall continue to survive and except that nothing herein will relieve or release any party from liability at law or in equity or for the damages that flow therefrom for any fraud, willful misconduct or breach of this Agreement.
     27. Entire Agreement. This Agreement, including all exhibits, schedules, and annexes hereof, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; provided, however, that the terms of any confidentiality agreement between the parties hereto previously entered into, to the extent not inconsistent with any provisions of this Agreement, shall continue to apply, except that, upon consummation of the transactions contemplated hereby, Buyer’s confidentiality obligation under such confidentiality agreement shall terminate with respect to that portion of the confidential information relating to the Branches, Assets and Liabilities.
     28. Notices. All notices, requests, demands or other communications hereunder shall be in writing and shall be given by facsimile or by registered or certified mail return receipt requested to the other party as follows:

if to the Buyer:	Personal & Confidential
First Financial Bank, N.A.
Attn: Claude E. Davis, President and CEO
4000 Smith Road, Ste. 400
Cincinnati, Ohio 45209

with copies to:	First Financial Bank, N.A.
Attn: Greg Gehlmann, General Counsel
4000 Smith Road, Ste. 400
Cincinnati, Ohio 45209

Manatt, Phelps & Phillips LLP
Attn: David M. Grinberg
11355 W. Olympic Blvd.
Los Angeles, CA 90064

if to the Seller:

Personal & Confidential
Irwin Union Bank and Trust Company
Attn: Will Miller, President
500 Washington St.
Columbus, Indiana 47201

with a copy to:	Irwin Financial Corporation
Attn: Steven R. Schultz, General Counsel
500 Washington St.
Columbus, Indiana 47201

Thomas M. Maxwell
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, IN 46204
or to such other address or to such other Person such party may designate in a writing and provide to the other party in the manner provided for herein.
     29. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio and applicable federal laws of the United States.
     30. Descriptive Headings. The descriptive headings in this Agreement are inserted for convenience and reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
     31. Parties in Interest; Third Party Beneficiaries. This Agreement shall be binding upon and will inure solely to the benefit of the parties hereto, and to their respective successors and permitted assigns. Except as provided in Section 20, nothing in this Agreement, expressed or implied, is intended, or shall be construed, to confer upon or give to any Person (other than the parties hereto and their successors and permitted assigns) any rights or remedies under or by reason of this Agreement or any term, provision, condition, undertaking, warranty, representation, indemnity, covenant or agreement contained herein.
     32. Expenses. Except as otherwise expressly provided for herein, the parties hereto agree that each shall pay its respective costs and expenses of performance of and compliance with the covenants, conditions, and agreements to be performed or complied with by it hereunder. Buyer and Seller will each be responsible for their respective data processing conversion and de-conversion charges, if any, that may be assessed by their respective data processing vendors.
     33. Specific Performance. The parties agree that irreparable damage would occur in the event that provisions contained in this Agreement are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the parties’ obligation to consummate this Agreement subject to the terms of this Agreement and provided all required Regulatory Approvals have been obtained) in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties are entitled at law or in equity or under this Agreement. Any requirements for the securing or posting of any bond with respect to any such remedy is hereby waived.
     34. Assignability. Neither Buyer nor Seller may assign any of their rights, liabilities or obligations under the Agreement without the prior written consent of the other party to this Agreement, provided that Buyer may assign its rights, liabilities and obligations under the Agreement to any one of its Affiliates. Any purported assignment in contravention of this Section 34 shall be void.
     35. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. If Buyer and Seller so elect, this Agreement shall be deemed to be executed at such time as all parties exchange duly executed signature pages via facsimile or other electronic transmission, provided that each party shall thereafter mail to the other party an original of this Agreement bearing such party’s signature.
     36. Press Releases. Prior to the Closing Date, neither Buyer, Seller nor any of their respective Affiliates shall directly or indirectly make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Buyer and Seller each agree that, without the other party’s prior written consent, neither Buyer, Seller nor any of their respective Affiliates shall release or disclose any of the terms or conditions of the transactions contemplated herein to any other Person. Notwithstanding the foregoing, each party may make such public disclosure as, upon advice of its counsel and with as much prior notice to the other party as reasonably practicable, may be required by Legal Requirement or as necessary to obtain the Regulatory Approvals or to comply with the federal securities laws.
     37. Confidentiality. All information disclosed or furnished by one party to another, whether orally or in writing, in connection with this Agreement and Buyer’s due diligence examination of Seller and the documents and other records produced in the course thereof shall be deemed to be proprietary and confidential information of the disclosing party. The receiving party agrees not to disclose such information to any third party other than its representatives or employees or, upon the advice of its counsel, as may be required by Legal Requirement or as necessary to obtain the Regulatory Approvals or to comply with the federal securities laws, or as otherwise contemplated in this Agreement or the exhibits, annexes and schedules hereto. In connection with any such disclosure, the disclosing party shall give the other party as much prior notice to the other party as reasonably practicable. Regardless of whether the Closing occurs hereunder, each party agrees that it shall not use or disclose, and shall cause its Affiliates not to use or disclose the proprietary or confidential information of the other party for any purpose, including the solicitation of customers or business of the other party, for a period of two (2) years. Notwithstanding the foregoing, each party shall protect and hold in confidence any Nonpublic Personal Information (as defined in Title V of the Gramm-Leach-Bliley Act) obtained from the other party in compliance with applicable law.
     38. Termination Fee.
          (a) In the event that this Agreement is terminated by Buyer pursuant to Sections 25(b)-(h) or the parties otherwise fail to consummate the Closing for any reason whatsoever, in either such event, other than as a result of a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, which is not cured or cannot be cured within thirty (30) days after written notice of such breach has been delivered to Buyer and which would, if occurring or continuing on the Closing Date, permit the Seller not to consummate the transactions contemplated hereby under the standard set forth in Section 7(b) or 7(c), as applicable, then Seller shall pay to Buyer as promptly as reasonably practicable (and in any event, within two (2) Business Days following such termination) by wire transfer in immediately available funds to an account specified by Buyer in writing to Seller a payment of Five Million Dollars Even ($5,000,000.00) (a “Termination Fee”), and Seller shall provide written unconditional releases, in a form reasonably satisfactory to Buyer, of all current employees of Buyer, for such period as they remain employees of Buyer or any of its Affiliates, from any and all non-solicitation and non-compete agreements and/or arrangements with Seller.
          (b) Seller acknowledges that the agreements contained in this Section 38 are an integral part of the transactions contemplated by this Agreement, that, without these agreements, Buyer would not enter into this Agreement and the Termination Fee is not liquidated damages. Buyer shall be entitled to receive payment of the Termination Fee, as well as, for any damages actually incurred by Buyer in excess of the Termination Fee, including, but not limited to, damages resulting from fraud or intentional misrepresentation on the part of Seller. If Buyer seeks its remedies as set forth in this Section 38 of the Agreement, and Seller pays the amounts owing to Buyer under this Section 38, then Buyer will not have any right, equitable or otherwise, to require or otherwise compel Seller to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, the amount of damages that Buyer may recover from Seller pursuant to this Section 38 shall not be governed or limited by Section 20 of this Agreement, which Section 20 only applies to claims for indemnification made by Buyer or Seller, if any, following the Closing.
          (c) If Seller fails to promptly pay the Termination Fee when due in accordance with the applicable requirements of Section 38, and, in order to obtain such payments Buyer commences a suit that results in a judgment against Seller for the Termination Fee, Seller shall pay to Buyer its costs and expenses (including reasonable attorney’s fees) in connection with such suit.

     39. Exclusive Dealing.
          (a) During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither Seller nor any of its Affiliates or representatives shall take any action to, directly or indirectly, encourage, initiate, or otherwise engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and its Affiliates and representatives) concerning any direct or indirect merger, acquisition, stock purchase or asset purchase, consolidation or other similar business combination transaction of Seller that includes the Branches, the Assets and/or the Liabilities, in each case, other than the transactions contemplated by this Agreement. Seller will promptly (but in no event later than twenty-four (24) hours) communicate to Buyer the terms of any proposal or inquiry that they or any of their Affiliates or representatives may receive in writing in respect of any such transaction, or of any such negotiations or discussions being sought to be initiated with Seller or any of their Affiliates or representatives and the identity of such third party initiating any such proposal, inquiry, discussion or negotiation.
          (b) Seller shall ensure its respective representatives are aware of the restrictions described in this Section 39 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 39 by any representative of Seller shall be deemed to be a breach of this Section 39 by Seller.
     40. Severability.   If any provision of this Agreement, as applied to any party or circumstance shall be judged by a court of competent jurisdiction to be void, invalid or unenforceable , the same shall in no way effect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.
**SIGNATURE PAGE FOLLOWS**

     The parties have caused this Agreement to be executed on their behalf by duly authorized officers.

FIRST FINANCIAL BANK, N.A.

By: Name:	/s/ Claude E. Davis Claude E. Davis
Title:	President and Chief Executive Officer

IRWIN UNION BANK AND TRUST COMPANY

By: Name:	/s/ Matthew F. Souza Matthew F. Souza
Title:	Vice President and Chief Administrative Officer
Solely with regard to the sale of the Premises:

IRWIN UNION REALTY, INC.

By: Name:	/s/ Jody A. Littrell Jody A. Littrell
Title:	Vice President
SIGNATURE PAGE TO PURCHASE AND ASSUMPTION AGREEMENT

LIST OF ANNEXES, EXHIBITS AND SCHEDULES

Annex and Exhibits

Annex I:	Definitions

Exhibit A:	Form of Bill of Sale

Exhibit B:	Form of Lease Assignment and Assumption Agreement

Exhibit C:	Form of Assignment and Assumption Agreement

Exhibit D:	Form of Power of Attorney

Exhibit E:	Form of Escrow Agreement

Exhibit F:	Draft Closing Statement

Schedules to Agreement

Schedule 1:	Branches/Premises

Schedule 2:	Personal Property

Schedule 2(a)(6):	Accrued Liabilities

Schedule 3:	Prepaid Expenses

Schedule 4(a)(i):	Loans

Schedule 5:	Assigned Contracts

Schedule 6:	Additional Assets

Schedule 8:	Deposit Liabilities

Seller Disclosure Schedules to Agreement

Schedule 9(e):	Environmental Matters

Schedule 9(f):	Loan Commitments or Modifications

Schedule 9(f)(x)	Casualty Insurance

Schedule 9(f)(xi)	Flood Insurance

Schedule 9(g):	Loss of Business

Schedule 9(h):	Seller Litigation

Schedule 9(i)(1),(3):	Regulatory Agreements and Cease and Desist Orders

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Schedule 9(k)(2),(3):	Regulatory Actions and Consents

Schedule 9(o):	Employment Agreements, Non-Compete Agreements or other Contracts or Arrangements

Schedule 9(p):	Tax Matters

Schedule 9(q)(1)	Licensed IP

Schedule 12:	Seller’s Covenants

Schedule 12(g):	Personal Property Commitments

Schedule 12(p):	Premises Material Improvements

Schedule 15(e)	No Solicitation

Buyer Disclosure Schedule to Agreement

Schedule 11(d):	Buyer’s Regulatory Approvals

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